Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights)

of

MICROMET, INC.

at

$11.00 Net Per Share

by

ARMSTRONG ACQUISITION CORP.,

a wholly owned subsidiary of

AMGEN INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, MARCH 1, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of January 25, 2012 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Amgen Inc., a Delaware corporation (“Amgen”), Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen, and Micromet, Inc., a Delaware corporation (“Micromet”). Purchaser is offering to purchase all of the shares of common stock, par value $0.00004 per share (together with the associated preferred share purchase rights, the “Shares”), of Micromet that are issued and outstanding at a price of $11.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Micromet (the “Merger”), with Micromet continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Amgen. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Amgen, Micromet or any of their respective wholly-owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF MICROMET UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, the board of directors of Micromet (the “Micromet Board”) has unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Micromet and its stockholders, (2) approved, and declared advisable, the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law and (3) resolved to recommend that Micromet’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of Thursday, March 1, 2012 (the “Expiration Date,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire) that number of Shares that when added to the Shares then beneficially owned by Amgen and its subsidiaries would represent one Share more than one-half (1/2) of the total number of then outstanding Shares on a fully diluted basis (which total number is the number of Shares issued and outstanding plus the number of Shares which Micromet would be required to issue pursuant to any then outstanding options, warrants or other rights to acquire Shares (other than the Top-Up Option (as defined below)) regardless of whether or not then vested) and (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”), as well as other customary conditions. See Section 15 — “Conditions to the Offer.”

A summary of the principal terms of the Offer appears on pages i through ix. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares into the Offer.

The Dealer-Manager for the Offer is:

February 2, 2012

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to Purchaser pursuant to the Offer. The associated preferred share purchase rights are currently evidenced by the certificates representing shares of Micromet common stock, and by tendering shares of Micromet common stock, a stockholder will also tender the associated preferred share purchase rights. If the preferred share purchase rights are separated from the shares of Micromet common stock under the terms of the Rights Agreement (as defined below), stockholders will be required to tender one associated preferred share purchase right for each shares of Micromet common stock tendered in order to effect a valid tender of such shares of Micromet common stock.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares (and/or, if applicable, associated preferred share purchase rights) are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

*****

Georgeson Inc., the information agent for the Offer, may be contacted at the address and telephone numbers set forth on the back cover of this Offer to Purchase for questions and/or requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.00004 per share (together with the associated preferred share purchase rights, the “Shares”), of Micromet, Inc., a Delaware corporation (“Micromet”), that are issued and outstanding.

Price Offered Per Share:	$11.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes.

Scheduled Expiration Date:	12:00 midnight, New York City time, at the end of Thursday, March 1, 2012, unless the Offer (as defined below) is extended.

Purchaser:	Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”).

Micromet Board Recommendation:	The board of directors of Micromet (the “Micromet Board”) has unanimously (1) determined that the Merger Agreement (as defined below) and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Micromet and its stockholders, (2) approved, and declared advisable, the Merger Agreement, the Offer, the Merger (as defined below) and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law and (3) resolved to recommend that Micromet’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

The following are some questions that you, as a stockholder of Micromet, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

We are a wholly-owned subsidiary of Amgen incorporated under the laws of the State of Delaware and were formed for the purpose of making the Offer and thereafter consummating the merger (the “Merger”) with and into Micromet, with Micromet continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Amgen. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. Amgen is a corporation incorporated under the laws of the State of Delaware. See the “Introduction” and Section 8 — “Certain Information Concerning Purchaser and Amgen.”

i

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of January 25, 2012, by and among Amgen, Micromet and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Micromet, while allowing Micromet’s stockholders an opportunity to receive the Offer Price promptly (and in any event within three business days after our acceptance of such Shares) by tendering their Shares into the Offer. If the Offer is consummated, we, Amgen and Micromet expect to consummate the Merger as promptly as practicable thereafter in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Micromet will become a wholly-owned subsidiary of Amgen. See Section 12 — “Purpose of the Offer; Plans for Micromet.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $11.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Micromet Board recommend?

After careful consideration, the Micromet Board has unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Micromet and its stockholders, (2) approved, and declared advisable, the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law and (3) resolved to recommend that Micromet’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

See the “Introduction” and Section 12 — “Purpose of the Offer; Plans for Micromet” and Micromet’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the Securities Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Micromet’s stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

(a) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below) that number of Shares that when added to the Shares then beneficially owned by Amgen and its subsidiaries would represent one Share more than one-half (1/2) of the total number of then outstanding Shares on a fully diluted basis (which total number is the number of Shares issued and outstanding plus the number of Shares which Micromet would be required to issue pursuant to any then outstanding options, warrants or other rights to acquire Shares (other than the Top-Up Option (as defined below)) regardless of whether or not then vested) (the “Minimum Condition”); and

(b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) having expired or been terminated (the “HSR Condition”), as well as other customary conditions.

We may waive any condition, in whole or in part, other than the Minimum Condition, at any time and from time to time, without Micromet’s consent. See Section 15 — “Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

What percentage of Shares do you or your affiliates currently own?

Neither we nor Amgen nor any of our respective affiliates currently own any Shares.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $1.16 billion, plus related fees and expenses. Amgen, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Amgen expects to fund such cash requirements from its available cash. The Offer is not subject to any financing condition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and

•

we, through Amgen, have sufficient funds available to us to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger in light of Amgen’s financial capacity in relation to the amount of consideration payable.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Shares into the Offer until 12:00 midnight, New York City time, at the end of Thursday, March 1, 2012 (the “Expiration Date,” unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by American Stock Transfer & Trust Company, LLC, our depositary for the Offer (the “Depositary”), within three NASDAQ Stock Market (“NASDAQ”) trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond the End Date (as defined below).

Pursuant to the Merger Agreement, we are required to extend the Offer:

•

for periods of not more than five business days each, or such other number of business days as we, Amgen and Micromet may agree, but not beyond June 25, 2012 (the “End Date”), in order to permit the satisfaction of all remaining conditions (subject to our right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we may not waive); and

•

for any period or periods required by applicable law or any interpretation or position of the SEC or its staff or NASDAQ or its staff, provided that (1) we will extend the then current Expiration Date until the first business day on which the Offer can be accepted under applicable law and (2) we are not obligated to extend the Offer beyond the End Date.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer”.

How will I be notified if the time period during which I can tender my Shares into the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If we elect to provide a subsequent offering period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

Will there be a subsequent offering period?

We may elect to provide a subsequent offering period of neither less than three business days nor more than 20 business days, during which time Micromet’s stockholders whose Shares have not been tendered prior to the Expiration Date (or whose Shares were tendered and later withdrawn prior to the Expiration Date) may tender, but not withdraw, their Shares and receive the Offer Price. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights”.

What is the difference between an extension of the Offer and a subsequent offering period?

If the Offer is extended, no Shares will be accepted or paid for until following the Expiration Date (as so extended), and you will be able to withdraw your Shares until the Expiration Date.

A subsequent offering period, if one is provided, would occur after the time we accept for payment Shares tendered in the Offer (the “Acceptance Time”) and after we have become obligated to pay for all Shares that were validly tendered and not properly withdrawn prior to the Expiration Date. Shares that are validly tendered during a subsequent offering period will be accepted and paid for promptly after they are received and cannot be withdrawn. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

How do I tender my Shares into the Offer?

To tender your Shares into the Offer, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s

Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If the associated preferred share purchase rights separate from Micromet’s common stock under the terms of the Rights Agreement, dated as of November 3, 2004, between Micromet (as successor to CancerVax Corporation) and American Stock Transfer & Trust Company, LLC (as successor to Mellon Investor Services LLC), as rights agent (as amended, the “Rights Agreement”), you also must tender one associated preferred share purchase right for each share of common stock tendered in order to validly tender such shares in the Offer.

Until what time may I withdraw previously tendered Shares?

Shares tendered into the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after April 2, 2012 which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

You may not withdraw Shares tendered during any subsequent offering period that we may elect to provide. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. You may not withdraw Shares tendered during any subsequent offering period that we may elect to provide. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

Following the consummation of the Offer, we, Amgen and Micromet expect to consummate the Merger as promptly as practicable thereafter. If the Merger takes place, no Shares will be publicly owned. If all of the conditions to the Offer are satisfied or waived (see Section 15 — “Conditions to the Offer”) and we purchase all tendered Shares, prior to the Merger becoming effective, there may then be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded on the NASDAQ or any other securities exchange and there may not be a public trading market for such Shares. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Amgen and Micromet are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

v

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares into the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. This value may be more or less than, or the same as, the Offer Price. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If I decide not to tender my Shares into the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer, we, Amgen and Micromet expect to consummate the Merger as promptly as practicable. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price), subject to any appraisal rights properly exercised by such stockholders in accordance with Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger.

Furthermore, following the consummation of the Offer until the Effective Time, there may then be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded on the NASDAQ or any other securities exchange and there may not be a public trading market for such Shares. See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

There is no assurance that we will acquire enough Shares to exercise the Top-Up Option (as defined below) or that a subsequent offering period will result in our owning in excess of 90% of the outstanding Shares. As a result, we may not be able to effect the Merger under the “short-form” merger provisions of Section 253 of the DGCL. If we do not own at least 90% of the outstanding Shares, the Merger Agreement must be adopted by Micromet’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Micromet. See Section 11 — “The Merger Agreement; Other Agreements” and Section 12 — “Purpose of the Offer; Plans for Micromet — Purpose of the Offer.”

What is the market value of my Shares as of a recent date and the “premium” I am receiving?

The Offer Price of $11.00 per Share represents an approximate:

•	33% premium to the closing price per Share reported on the NASDAQ on January 25, 2012, the last day before we announced the execution of the Merger Agreement and the Offer;

•	52% premium to the closing price per Share reported on the NASDAQ on December 23, 2011, the last closing price 30 days before the day we announced the execution of the Merger Agreement and the Offer;

•

24% premium over the 52-week-high intraday price per Share reported on the NASDAQ for the period ended January 25, 2012, the last day before we announced the execution of the Merger Agreement and the Offer; and

•

34%, 58%, 86% and 87% over the volume-weighted average trading prices for the Shares for the one-month, three-month, six-month and twelve-month periods ending on the last day before we announced the execution of the Merger Agreement and the Offer.

On February 1, 2012, the last trading day before we commenced the Offer, the closing price of Shares reported on the NASDAQ was $10.94 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Have any stockholders of Micromet already agreed to tender their Shares into the Offer or to otherwise support the Offer?

Yes. The directors and executive officers of Micromet and certain of their affiliated funds have entered into tender and support agreements with us and Amgen pursuant to which, among other things, those stockholders have agreed to tender their Shares in the Offer. Excluding options and warrants to purchase Shares that are exercisable within 60 days of January 25, 2012, the directors, executive officers and affiliated funds that are party to such tender and support agreements beneficially owned, in the aggregate, 7,041,552 Shares (or 7.6% of all outstanding Shares) as of January 25, 2012. Including options and warrants to purchase Shares that are exercisable within 60 days of January 25, 2012, such directors, executive officers and affiliated funds beneficially owned, in the aggregate, 12,986,468 Shares (or 13.2% of all outstanding Shares after giving effect to the exercise of such options and warrants) as of January 25, 2012. See Section 11 — “The Merger Agreement; Other Agreements.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes, promptly (and in any event within three business days after our acceptance of such Shares). We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of transmittal or an Agent’s Message in lieu of such Letter of Transmittal and (iii) any other required documents for such Shares. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is the Top-Up Option and when could it be exercised?

Micromet has granted to us and Amgen an option (the “Top-Up Option”) to purchase from Micromet the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Amgen and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the total number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (which total number is the number of Shares issued and outstanding plus the number of Shares which Micromet would be required to issue pursuant to any then outstanding options, warrants or other rights to acquire Shares (including the Top-Up Option) regardless of whether or not then vested) or (ii) the aggregate number of Shares that Micromet is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option may be exercised by us or Amgen, in whole or in part, at any time on or after the Acceptance Time, in our sole discretion; provided, however, that the obligation of Micromet to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition, unless waived by Micromet, that immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by us and Amgen constitutes at least one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Top-Up Option Shares. The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Micromet.”

What will happen to my stock options in the Offer?

The Offer is being made for all outstanding Shares, and not for options to purchase Shares granted pursuant to any of Micromet’s equity incentive plans (each such option, a “Micromet Option”). Micromet Options may not be tendered into the Offer. If you wish to tender Shares underlying Micromet Options, you must first exercise your Micromet Options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

At the Effective Time, each outstanding Micromet Option, whether vested or unvested, will be cancelled and converted into only the right to receive, without interest, after giving effect to any accelerated vesting at the Effective Time contemplated under the Merger Agreement or under the terms of any employment agreement or individual award agreement, for the portion of each Micromet Option that is (i) vested and exercisable as of the Effective Time, an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such vested portion of the Micromet Option, and (B) the number of Shares underlying the vested portion of such Micromet Option, and (ii) not vested at the Effective Time, an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such unvested portion of the Micromet Option, and (B) the number of Shares underlying such unvested portion of the Micromet Option (in each case, such product, less applicable withholdings, the “Option Payment Amount”).

For the portion of each Micromet Option that is vested and exercisable as of the Effective Time, the Option Payment Amount will be payable to the holder of such option as soon as reasonably practicable, but no later than the second payroll period, after the Effective Time. For the portion of each Micromet Option that is not vested and exercisable as of the Effective Time, the Option Payment Amount in respect of such cancelled and converted unvested portion of the Micromet Option will be subject to the same vesting schedule and other relevant terms applicable to the Micromet Option as in effect before the Effective Time. The Option Payment Amount will be payable to the holder thereof no later than the second payroll period after the applicable vesting date of such payment, subject to the holder’s continued employment through the vesting date, or earlier termination without “cause” (including because of the holder’s death or disability) or resignation for “good reason” (in each case within the meaning of the applicable Micromet equity plan or individual employment agreement), in which case the Option Payment Amount will be payable to the holder thereof by no later than the second payroll period after the date of such termination or resignation. Any Option Payment Amount in respect of a cancelled and converted unvested portion of a Micromet Option that remains outstanding and unvested as of December 15, 2012 will vest on December 15, 2012, and such Option Payment Amount will be paid to the holder no later than December 31, 2012. Any partial accelerated vesting, pursuant to an individual employment agreement or award agreement, will be applied pro rata, on a grant by grant basis, to each vesting tranche subject to such accelerated vesting, such that the portion of each such vesting tranche that is not accelerated will be subject to the same vesting schedule in effect as of the date of the Merger Agreement. In addition, the portion of each Micromet Option that is not vested as of the Effective Time and which is held by a non-employee member of the Micromet Board will be subject to accelerated vesting and become exercisable in full upon the Effective Time and cashed-out in the same manner as other vested Micromet Options. See Section 11 — “The Merger Agreement; Other Agreements — Treatment of Micromet Equity Awards.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”). In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender into the Offer or exchange in the Merger (or retain for exercise of appraisal rights) and the amount of cash you receive for such Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the Offer or exchange in the Merger (or retain for exercise of appraisal rights). You should consult your tax advisor about the particular tax consequences to you of tendering your Shares into the Offer, exchanging your Shares in the Merger or exercising appraisal rights. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares into the Offer or exchanging Shares in the Merger or exercising appraisal rights.

To whom should I talk if I have additional questions about the Offer?

You may call Georgeson Inc., the Information Agent, toll-free at (888) 877-5360.

To the Holders of Shares of Common Stock of Micromet, Inc.:

INTRODUCTION

The Offer is being made pursuant to the Merger Agreement by and among Amgen, Micromet and us. We are offering to purchase all of the issued and outstanding Shares at the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The Offer and the withdrawal rights will expire at the Expiration Date, unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary, the Information Agent and Moelis & Company LLC (the “Dealer-Manager”) incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

Subject to the provisions of the Merger Agreement, as soon as practicable following the consummation of the Offer, we, Amgen and Micromet will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or a certificate of ownership and merger, as applicable (in either case, the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or at such later time as Amgen and Micromet agree in writing and specify in the Certificate of Merger, at which time Micromet will become the Surviving Corporation and a wholly-owned subsidiary of Amgen. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Amgen, Micromet or any of their respective wholly-owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Section 11 — “The Merger Agreement; Other Agreements” more fully describes the Merger Agreement. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

After careful consideration, the Micromet Board has unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Micromet and its stockholders, (2) approved, and declared advisable, the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law and (3) resolved to recommend that Micromet’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

A more complete description of the Micromet Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Micromet’s stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to any financing condition.

The Offer is conditioned upon: the Minimum Condition and the HSR Condition, as well as other customary conditions. See Section 15 — “Conditions to the Offer.”

According to Micromet, as of January 25, 2012, there were (a) 92,375,454 issued and outstanding Shares, (b) outstanding Micromet Options to purchase 14,017,356 Shares and (c) warrants to purchase 7,766,046 Shares (“Micromet Warrants”). Assuming that all Shares described in (b) and (c) in the preceding sentence are issued and that no other Shares were or are issued after January 25, 2012, there would be 114,158,856 Shares outstanding and the Minimum Condition would be satisfied if at least 57,079,429 Shares are validly tendered and not withdrawn prior to the Expiration Date.

If the Minimum Condition is satisfied and we accept for payment and pay for the Shares tendered into the Offer, we will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the Micromet Board that is equal to the product of (a) the total number of directors on the Micromet Board (after giving effect to the directors elected or designated by us) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Amgen, us and any of our affiliates bears to the total number of Shares then outstanding, and Micromet will, upon our request at any time following the purchase of and payment for Shares pursuant to the Offer, take all actions necessary to (i) appoint to the Micromet Board the individuals designated by us and permitted to be so designated as described above, including, but not limited to, promptly filling vacancies or newly created directorships on the Micromet Board, promptly increasing the size of the Micromet Board (including by amending Micromet’s bylaws if necessary so as to increase the size of the Micromet Board) and/or promptly securing the resignations of the number of its incumbent directors as are necessary or desirable to enable our designees to be so elected or designated to the Micromet Board, and (ii) cause our designees to be so appointed at such time. Micromet will, upon our request following the Acceptance Time, cause directors designated by us to constitute the same percentage (rounded up to the next whole number) as is on the Micromet Board of each committee of the Micromet Board to the extent permitted by applicable law and the rules of the NASDAQ.

Pursuant to the Merger Agreement, in the event directors designated by us are elected or appointed to the Micromet Board, until the Effective Time, Micromet will cause the Micromet Board to maintain three directors who are members of the Micromet Board on or prior to the date of the Merger Agreement and who are not officers, directors or employees of Amgen, us or any of their or our affiliates, each of whom shall be an “independent director” as defined by the rules of the NASDAQ and eligible to serve on Micromet’s audit committee under the Exchange Act and rules of the NASDAQ, and at least one of which will be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K (the “Continuing Directors”). After the Acceptance Time and prior to the Effective Time, if our designees constitute a majority of the Micromet Board, the affirmative vote of a majority of the Continuing Directors (in addition to the approval rights of the Micromet Board or the stockholders of Micromet as may be required by Micromet’s certificate of incorporation or bylaws or by applicable law) will be required (i) for Micromet to amend or terminate the Merger Agreement, (ii) to exercise or waive any of Micromet’s rights, benefits or remedies under the Merger Agreement, if such action would adversely affect, or would reasonably be expected to adversely affect, Micromet’s stockholders (other than Amgen and us), (iii) to amend Micromet’s certificate of incorporation or bylaws if such action would adversely affect the holders of Shares (other than Amgen or us), or (iv) to take any other action of the Micromet Board under or in connection with the Merger Agreement if such action would materially and adversely affect, or would reasonably be expected to materially and adversely affect, Micromet’s stockholders (other than Amgen or us).

As promptly as practicable after the Acceptance Time, we, Amgen and Micromet expect to consummate the Merger in accordance with the DGCL. At the Effective Time, our directors immediately prior to the Effective Time will be the only directors of the Surviving Corporation.

The Merger is subject, to the extent required by applicable law, to the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then-outstanding Shares; however, if the Minimum Condition is satisfied, we will have sufficient Shares to adopt the Merger Agreement without action by any other stockholders. This Offer to Purchase does not constitute a solicitation of proxies, and we are not soliciting proxies at this time.

If we acquire at least 90% of the then-outstanding Shares, including pursuant to the Top-Up Option, if applicable, we may effect the Merger under the “short-form” merger provisions of Section 253 of the DGCL without any vote of stockholders. If we and our affiliates do not own, by virtue of the Offer or otherwise, 90% or more of the issued and outstanding Shares, we may elect to approve the Merger under the “long-form” merger provision of Section 251 of the DGCL, which requires that the Merger Agreement be adopted by Micromet’s stockholders. In that case, adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Micromet. Amgen has agreed to vote, or cause to be voted, all Shares held by it and its subsidiaries in favor of the adoption of the Merger Agreement. See Section 11 — “The Merger Agreement; Other Agreements — Actions in Connection with Long-Form Merger” and Section 17 — “Certain Legal Matters; Regulatory Approvals — “Short-Form” Merger.”

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares into the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. This value may be more or less than, or equal to, the Offer Price. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4 — “Withdrawal Rights.” As of the date of this Offer to Purchase, the associated preferred share purchase rights do not trade separately from the shares of Micromet common stock. Accordingly, by tendering Shares you are automatically tendering a similar number of associated preferred share purchase rights. If, however, the associated preferred share purchase rights separate from the shares of Micromet common stock, tendering stockholders will be required to deliver certificates evidencing the preferred share purchase rights with the shares of Micromet common stock (or confirmation of book-entry transfer, if available, of such preferred share purchase rights) in order to validly tender such shares in the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon: the Minimum Condition and the HSR Condition, as well as other customary conditions. See Section 15 — “Conditions to the Offer.”

We expressly reserve the right from time to time to waive any of the conditions described in Section 15 — “Conditions to the Offer,” to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that we will not, without the prior written consent of Micromet, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (iv) amend or modify any of the conditions to the Offer in a manner that adversely affects, or reasonably would be expected to adversely affect, any holder of Shares, (v) waive or change the Minimum Condition or (vi) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

Pursuant to the Merger Agreement and in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may elect to provide a subsequent offering period (and one or more extensions thereof) following the Expiration Date. If we elect to provide a subsequent offering period, it will be an additional period of time, following the Expiration Date, during which stockholders may tender any Shares not previously tendered into the Offer prior to the Expiration Date (or Shares previously tendered and later withdrawn prior to the Expiration Date) and not withdrawn. If we elect to provide a subsequent offering period, (i) it will remain open for such period or periods as we will specify of neither less than three business days nor more than 20 business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered during such period may not be withdrawn pursuant to Rule 14d-7(a)(2) under the Exchange Act, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. For purposes of the Offer as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

A subsequent offering period, if one is provided, is not an extension of the Offer. If we do elect to provide a subsequent offering period, we will make a public announcement of such election no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

The Merger Agreement separately provides that we are required to extend the Offer for periods of not more than five business days each, or such other number of business days as we, Amgen and Micromet may agree, but not beyond the End Date, in order to permit the satisfaction of all remaining conditions (subject to our right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we may not waive) or for any period or periods required by applicable law or any interpretation or position of the SEC or its staff or NASDAQ or its staff, provided that (1) we will extend the then current Expiration Date until the first business day on which the Offer can be accepted under applicable law and (2) we are not obligated to extend the Offer beyond the End Date.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and the applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Micromet has provided us with Micromet’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Micromet’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will promptly (and in any event within three business days) thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

the certificates evidencing such Shares (“Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” and, if the preferred share purchase rights separate from the Shares under the terms of the Rights Agreement, certificates for such preferred share purchase rights (or a confirmation of book-entry transfer, if available, of such preferred share purchase rights into the Depositary’s account at the Book-Entry Transfer Facility);

•

a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Micromet.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to Amgen or one or more direct or indirect wholly-owned subsidiaries of Amgen the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Micromet stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•

for Shares held as physical certificates, the certificates representing tendered Shares (including, if the preferred share purchase rights separate from the Shares under the terms of the Rights Agreement, certificates for the preferred share purchase rights), a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the certificates representing Shares, the Letter of Transmittal and other documents must be received before the expiration of such subsequent offering period);

•

for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares (including, if the preferred share purchase rights separate from the Shares under the terms of the Rights Agreement, such preferred share purchase rights) must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and other documents must be received before the expiration of such subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message and any other required documents (for example, in certain circumstances, a completed Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, the “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Micromet.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent, the Dealer-Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Micromet’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Micromet’s stockholders.

Micromet Options and Micromet Warrants. The Offer is made only for outstanding Shares and is not made for any Micromet Options or Micromet Warrants. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Micromet Equity Awards” for a description of the treatment of the Micromet Options and Micromet Warrants.

Backup Withholding. To prevent federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the Form W-9 that is included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after April 2, 2012, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares.”

No withdrawal rights will apply to Shares tendered in any subsequent offering period that we elect to provide (as described in more detail in Section 1 — “Terms of the Offer”) or to Shares previously tendered into the Offer and accepted for payment.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. None of us, the Depositary, the Information Agent, the Dealer-Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or foreign taxation.

If a partnership holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. Partners in partnerships holding Shares should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, that are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is not a United States person for U.S. Federal income tax purposes.

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) unless:

•

the gain is “effectively connected” with the Non-United States Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that such holder maintains in the United States, if that is required by an applicable income tax treaty as a condition for subjecting such holder to U.S. taxation on a net income basis;

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

Micromet is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption.

“Effectively connected” gains that are recognized by a corporate Non-United States Holder also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Micromet has not been, is not and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments made to a noncorporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding”. See Section 3 — “Procedure for Accepting the Offer and Tendering Shares — Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an Internal Revenue Service Form W-8BEN that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the Internal Revenue Service to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, a Form W-8BEN.

6.	Price Range of Shares; Dividends.

The Shares are listed on the NASDAQ under the symbol “MITI.” The Shares have been listed on the NASDAQ since May 9, 2006.

The following table sets forth, for the calendar quarters indicated, the high and low closing prices per Share on the NASDAQ as reported on the NASDAQ(1):

	High	Low
Year Ending December 31, 2012:
First Quarter (through February 1, 2012)	$10.96	$7.37
Year Ended December 31, 2011:
First Quarter	$8.37	$4.82
Second Quarter	7.07	5.28
Third Quarter	6.42	4.37
Fourth Quarter	7.24	4.68
Year Ended December 31, 2010:
First Quarter	$8.83	$6.68
Second Quarter	8.33	5.32
Third Quarter	7.30	6.01
Fourth Quarter	8.54	6.48

(1)	Source: Bloomberg L.P.

According to Micromet, as of January 25, 2012, there were (a) 92,375,454 issued and outstanding Shares, (b) outstanding Micromet Options to purchase 14,017,356 Shares and (c) Micromet Warrants to purchase 7,766,046 Shares.

The Offer Price of $11.00 per Share represents an approximate:

•	33% premium to the closing price per Share reported on the NASDAQ on January 25, 2012, the last day before we announced the execution of the Merger Agreement and the Offer;

•	52% premium to the closing price per Share reported on the NASDAQ on December 23, 2011, the last closing price 30 days before the day we announced the execution of the Merger Agreement and the Offer;

•

24% premium over the 52-week-high intraday price per Share reported on the NASDAQ for the period ended January 25, 2012, the last day before we announced the execution of the Merger Agreement and the Offer; and

•

34%, 58%, 86% and 87% over the volume-weighted average trading prices for the Shares for the one-month, three-month, six-month and twelve-month periods ending on the last day before we announced the execution of the Merger Agreement and the Offer.

On February 1, 2012, the last trading day before we commenced the Offer, the closing price of Shares reported on the NASDAQ was $10.94 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Micromet has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Micromet is not permitted to declare or pay any dividend in respect of the Shares without Amgen’s prior written consent. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement  — Conduct of Business of Micromet.”

7. Certain Information Concerning Micromet.

Except as otherwise set forth in this Offer to Purchase, the information concerning Micromet contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of us, Amgen, the Information Agent and the Dealer-Manager take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Micromet to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, Amgen, the Information Agent and the Dealer-Manager.

General. Micromet is a Delaware corporation incorporated in 1998. The principal executive offices of Micromet are located at 9201 Corporate Boulevard, Suite 400, Rockville, Maryland, 20850 and the telephone number is (240) 752-1420.

As described in the joint press release announcing the execution of the Merger Agreement, issued by Amgen and Micromet on January 26, 2012 and filed by Micromet with the SEC on Schedule 14D-9 on such date, Micromet is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibody-based therapies for the treatment of cancer. Micromet is advancing a robust pipeline of novel therapeutics based on its proprietary BiTE® (Bispecific T cell Engager) technology. BiTE antibodies are designed to direct the body’s cytotoxic, or cell-destroying, T cells against tumor cells, and represent a new therapeutic approach to cancer therapy. Typically, antibodies cannot engage T cells because T cells lack the appropriate receptors for binding antibodies. BiTE antibodies have been shown to bind T cells to tumor cells, ultimately killing the tumor cells.

Micromet’s lead product candidate, blinatumomab, is a BiTE antibody in Phase 2 clinical development for acute lymphoblastic leukemia (“ALL”). Blinatumomab is also in clinical development for the treatment of non-Hodgkin’s lymphoma (“NHL”), and could have applications in other hematologic malignancies.

Blinatumomab has demonstrated encouraging single-agent activity in both adult and pediatric patients with ALL as well as adult patients with NHL, and is currently under investigation in five trials:

•	Two Phase 2 trials for adult patients with relapsed/refractory ALL

•	Phase 1/2 trial for pediatric patients with relapsed/refractory ALL

•	Phase 2 trial for adult ALL patients with minimal residual disease

•	Phase 1 trial for adult patients with relapsed/refractory NHL

Available Information. Micromet files annual, quarterly and current reports, proxy statements and other information with the SEC. Micromet’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Micromet files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Micromet maintains a website at www.micromet.com. These website addresses are not intended to function as hyperlinks, and the information contained on Micromet’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8. Certain Information Concerning Purchaser and Amgen.

Purchaser. We are a Delaware corporation and a wholly-owned subsidiary of Amgen and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Micromet, with Micromet continuing as the Surviving Corporation. Our principal executive offices are located at One Amgen Center Drive, Thousand Oaks, California, 91320-1799. Our business telephone number is (805) 447-1000.

Amgen. Amgen is a Delaware corporation. The business address of Amgen is One Amgen Center Drive, Thousand Oaks, California, 91320-1799. The business telephone number for Amgen is (805) 447-1000. Amgen is the world’s largest independent biotechnology medicines company. Amgen discovers, develops, manufactures and markets medicines for grievous illnesses. Amgen focuses solely on human therapeutics and concentrates on innovating novel medicines based on advances in cellular and molecular biology. Amgen’s mission is to serve patients.

Additional Information. Certain information concerning the directors and executive officers of Amgen is set forth in Annex A to this Offer to Purchase and certain information concerning our directors and executive officers is set forth in Annex B to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Micromet”, Section 11 — “The Merger Agreement; Other Agreements”, Annex A and Annex B): (i) neither we nor Amgen nor, to our knowledge or the knowledge of Amgen after reasonable inquiry, any of the persons or entities listed in Annex A or Annex B, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Micromet, (ii) neither we nor Amgen nor, to our knowledge or the knowledge of Amgen after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Micromet during the 60-day period preceding the date of this Offer to Purchase, (iii) neither we nor Amgen nor, to our knowledge or the knowledge of Amgen after reasonable inquiry, any of the persons listed on Annex A or Annex B, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Micromet, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us and Amgen, its subsidiaries or, to our knowledge or the knowledge of Amgen after reasonable inquiry, any of the persons listed in Annex A and Annex B, on the one hand, and Micromet or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Amgen, our or its subsidiaries or, to our knowledge or the knowledge of Amgen after reasonable inquiry, any of the persons listed in Annex A and Annex B, on the one hand, and Micromet or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Amgen or any of our or its respective executive officers, directors or affiliates, on the one hand, and Micromet or any of its executive officers, directors or affiliates, on the other hand and (vii) during the past five years, neither we nor Amgen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and Amgen have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Amgen with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Amgen maintains a website at www.amgen.com. These website addresses are not intended to function as hyperlinks, and the information contained on Amgen’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9. Source and Amount of Funds.

The total amount of funds required by us to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $1.16 billion, plus related fees and expenses. Amgen, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Amgen expects to fund such cash requirements from its available cash. The Offer is not subject to any financing condition.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because (i) the consummation of the Offer is not subject to any financing condition, (ii) the Offer is being made for all Shares solely for cash, (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price) and (iv) we, through Amgen, have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger in light of Amgen’s financial capacity in relation to the amount of consideration payable.

10. Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Micromet.

References to Amgen below in certain cases may be references to us or other entities that are affiliates of Amgen.

Background of the Offer

Amgen regularly evaluates its business and plans and considers a variety of transactions to enhance its business. Amgen has considered a number of alternatives for developing its businesses, including partnerships and acquisitions of other companies and businesses. As part of this process, beginning in late 2010 Amgen engaged in discussions with Micromet in order to find transactions to enhance its profile in technologies for treating cancer. These discussions led to a July 2011 collaboration between Amgen and Micromet on the research of BiTE® antibodies in solid tumors (referred to herein as the Solid Tumor Collaboration). Shortly after the discussions commenced, Amgen began to examine Micromet as a potential acquisition target based on Micromet’s capabilities and the determination that Micromet’s assets would be complementary in the development of novel therapeutics for the treatment of grievous illnesses.

On April 5, 2011, Dr. Roger Perlmutter, Executive Vice President, Research and Development of Amgen, Dr. Iain Dukes, Vice President, External R&D of Amgen, Mrs. Erin Lavelle, Executive Director, Business Development of Amgen, and Mr. Michael Flaschen, Executive Director, External R&D of Amgen, met in New York City with Dr. Christian Itin, Chief Executive Officer of Micromet, Dr. Patrick Baeuerle, Chief Science Officer of Micromet and Dr. Jens Hennecke, Senior Vice President, Business Development of Micromet, to discuss the ongoing collaboration negotiations. At that meeting, representatives of Amgen introduced the idea of a strategic transaction with Micromet. Dr. Itin indicated that at the time Micromet was focused on completing the proposed collaboration on new BiTE antibodies. As a result, Amgen did not make an offer at that time, but instead continued to pursue the Solid Tumor Collaboration, while its senior management continued to discuss internally potential strategic options regarding Micromet.

On May 18, 2011, Dr. Dukes met with Dr. Michael Carter, a member of the Micromet Board, in Rhode Island, for a purpose unrelated to Micromet and Dr. Dukes raised the subject of an acquisition of Micromet by Amgen. Dr. Carter expressed his views that the Micromet Board might be willing to entertain an appropriate acquisition offer by Amgen and indicated that he would raise the matter with the Chairman of the Micromet Board, Mr. David Hale.

Amgen engaged Moelis & Company LLC and Moelis & Company UK LLP as of June 17, 2011 to act as its financial advisors for a potential acquisition of Micromet.

On July 11, 2011, Amgen and Micromet AG, a wholly-owned subsidiary of Micromet, entered into, and Micromet announced, the Solid Tumor Collaboration.

On July 14, 2011, Drs. Perlmutter and Dukes met with Mr. Hale and Mr. Joseph Slattery, another member of the Micromet Board, in San Diego to express Amgen’s interest in a potential transaction and indicated that Amgen was planning to prepare a non-binding proposal letter for an acquisition.

On July 18, 2011, Amgen’s senior management team agreed to proceed with a non-binding proposal to Micromet and Mr. Kevin W. Sharer, Amgen’s Chairman of the Board and Chief Executive Officer, sent a letter to Mr. Hale indicating Amgen’s proposal for an acquisition of Micromet at a price of $9.00 per Share in cash.

On July 25, 2011, Dr. Dukes called Dr. Carter seeking information on the status of Micromet’s response to Amgen’s proposal. Dr. Carter informed Dr. Dukes that Micromet had a meeting of the Micromet Board the next day with its financial advisor, Goldman, Sachs & Co. (referred to herein as Goldman Sachs), to assess Amgen’s proposal.

On July 26, 2011, representatives of Goldman Sachs contacted Mr. David Piacquad, Vice President, Strategy and Corporate Development of Amgen, to indicate that Micromet was not interested in a transaction at that price level.

On July 28, 2011, the Amgen Board met and discussed a possible acquisition of Micromet. At this meeting, Amgen’s management discussed its views on Micromet and the Amgen Board asked questions about Micromet. After these discussions, the Amgen Board authorized Amgen’s senior management to enter into an agreement to acquire Micromet upon certain conditions including completion of due diligence and definitive agreements.

On August 1, 2011, Dr. Perlmutter contacted Mr. Hale to indicate that Amgen remained interested in a transaction and would like to conduct additional due diligence on Micromet. At that time, Mr. Hale indicated he would convey that interest to the Micromet Board at its meeting later that week. Dr. Perlmutter and Mr. Hale then discussed the possibility of a face-to-face meeting in mid-August.

Mr. Hale followed up with Dr. Perlmutter following Micromet’s Board of Directors meeting on August 3, 2011 and confirmed the opportunity for a limited due diligence discussion to determine whether Amgen could increase its offer price if Amgen would enter into a confidentiality agreement with a standstill with Micromet.

On August 5, 2011, Dr. Itin contacted Dr. Perlmutter to coordinate the due diligence session and proposed the meeting in San Francisco. Dr. Itin and Micromet provided Amgen with a proposed agenda for the due diligence session and draft confidentiality agreement and Dr. Perlmutter submitted a due diligence request list and proposed attendee list to Dr. Itin. The parties negotiated the scope of the diligence meeting and confidentiality agreement over the next few days and entered into the confidentiality agreement on August 18, 2011.

The parties met on August 18, 2011 in San Francisco for a due diligence session to discuss potential sources of additional value that would permit Amgen to increase its offer price. Among those in attendance for Amgen were Drs. Perlmutter and Dukes, Mr. Piacquad, Dr. Sean Harper, Senior Vice President, Global Development and Corporate Chief Medical Officer of Amgen, Dr. Paul Eisenberg, Senior Vice President, Global Regulatory Affairs and Safety of Amgen, Dr. Roy Baynes, Vice President, Global Development Hematology/Oncology of Amgen, Ms. Alison Moore, Vice President, Process & Product Engineering of Amgen, and Mr. Jonathan Porter, Director, Commercial Global Marketing of Amgen. Those in attendance for Micromet included Drs. Itin, Baeuerle and Hennecke, Dr. Ulrich Grau, Chief Operating Officer of Micromet, Dr. Jan Fagerberg, Chief Medical Officer of Micromet, and a representative of Goldman Sachs.

On August 29, 2011, Amgen’s senior management team met and discussed the results of the August 18th meeting and, following discussion of certain questions decided to continue discussions with Micromet for a transaction at $9.00 per Share.

On September 1, 2011, Dr. Perlmutter called Mr. Hale and reiterated Amgen’s proposal to acquire Micromet at a price of $9.00 per Share. Mr. Hale indicated that he was disappointed that Amgen was unwilling to raise its offer price following the due diligence meeting and that the Micromet Board had determined that $9.00 per share was not an appropriate value for Micromet stockholders, but that he would take that proposal back to the Micromet Board.

Mr. Hale responded to Dr. Perlmutter on September 9, 2011 to indicate that Micromet’s Board had determined that $9.00 was not an adequate acquisition price for Micromet and the Board was disappointed that Amgen did not find increased value through the diligence discussion in San Francisco.

Mr. Sharer sent a letter, dated September 19, 2011, to Mr. Hale indicating that Amgen continued to propose a price for Micromet at $9.00 per Share.

On September 22, 2011, a representative of Goldman Sachs spoke with Robert A. Bradway, Chief Operating Officer of Amgen, and again conveyed the Micromet Board’s unwillingness to proceed with discussions at $9.00 per share and their disappointment that Amgen did not find increased value as a result of the diligence discussions in San Francisco. Goldman Sachs agreed to call Amgen after discussing the matter further with the Micromet Board.

On September 29, 2011, representatives of Goldman Sachs spoke with Mr. Piacquad and confirmed that Micromet would further respond to Amgen’s offer after Micromet’s Board meeting scheduled for the following week.

On October 11, 2011, representatives of Goldman Sachs on behalf of Micromet’s Board contacted Mr. Piacquad to reject the $9.00 per Share offer, but communicated that Micromet might still entertain a potential transaction with Amgen at a substantially higher price. The representatives of Goldman Sachs also indicated that Micromet was pursuing licensing and collaboration transactions. Over the next several weeks, Amgen and its advisors spent a significant amount of time in an effort to determine whether Amgen would be willing to increase its proposal and ways to structure any such proposal.

On October 28, 2011, Mr. Sharer sent a letter to Mr. Hale indicating that Amgen was willing to increase the price in its proposal by acquiring Micromet in a transaction in which Amgen would pay a fixed amount equal to $9.00 per Share in cash plus a contingent value component paying up to $3.00 more per Share in $1.00 increments contingent on the achievement of certain commercial sales and regulatory milestones for blinatumumab if they occurred within certain time periods extending out to 2017.

On November 3, 2011, representatives from Goldman Sachs contacted Mr. Piacquad to indicate that Micromet’s Board had decided not to pursue the October 28, 2011 proposal from Amgen.

On November 22, 2011, representatives from Goldman Sachs had a conversation with Mr. Piacquad and Dr. Dukes in which Mr. Piacquad and Dr. Dukes indicated that Amgen would not submit a cash offer at a substantially higher price. The representatives of Goldman Sachs indicated that Mr. Hale might be willing to present to the Micromet Board an all cash offer at a price below the $12.00 per Share in total potential consideration reflected in Amgen’s last offer. Goldman Sachs also communicated that the Micromet Board had not formally agreed to enter into discussions at a price below $12.00 per Share.

On December 7 and December 16, 2011, Amgen’s senior management team reviewed the transaction and discussed the financial implications of a revised offer. Amgen’s senior management agreed to submit a revised offer of $10.75 per Share on December 19, 2011.

On December 21, 2011, Mr. Piacquad and Dr. Dukes contacted Mr. Hale to discuss the potential acquisition and communicated that Amgen was potentially willing to increase the fixed price portion of its earlier proposal, but that Amgen desired entering into a transaction containing only a fixed price component at $10.75 per Share. Mr. Hale indicated that he would need to convene the Micromet Board to consider this proposal.

On January 3, 2012, Mr. Hale responded to Mr. Piacquad and Dr. Dukes that the Micromet Board would not accept $10.75 per Share; however, Mr. Hale indicated that Micromet’s Board would be willing to work toward a transaction and work with Amgen on due diligence if Amgen would raise its price to $11.00 per Share. Mr. Piacquad and Dr. Dukes agreed to review a price of $11.00 per Share with Amgen’s senior management.

On January 5, 2012, Amgen’s senior management team received an update from Mr. Piacquad and agreed to proceed with an offer price of $11.00 per Share subject to Amgen Board approval before entering into a definitive agreement. On the same day, Mr. Piacquad and Dr. Dukes verbally agreed to a purchase price of $11.00 per Share with Mr. Hale subject to completion of Amgen’s due diligence, negotiation of mutually acceptable transaction documentation and approval by the Amgen Board and the Micromet Board. As a follow-up, Amgen and Micromet entered into an amendment to their confidentiality agreement to change certain matters relating to the process of contacting Micromet personnel and Amgen provided Micromet a due diligence request list.

On January 6, 2012, Amgen’s legal counsel, Sullivan & Cromwell LLP (which we refer to herein as S&C), provided to Micromet’s legal counsel, Cooley LLP (which we refer to herein as Cooley) an initial draft of the Merger Agreement.

On January 7, 2012, Micromet made available to Amgen an on-line data room containing due diligence information and Amgen commenced due diligence on these documents.

On January 9, 2012, Amgen and Micromet met in Cooley’s offices in San Francisco to conduct further due diligence on Micromet while various of the attendees at the meeting were in San Francisco to attend the J.P. Morgan Healthcare Conference. Amgen participants included Drs. Perlmutter, Harper, Eisenberg and Dukes, Mr. Piacquad, Ms. Moore and Dr. Susie Jun, Executive Medical Director, Global Development of Amgen and Mr. Peter Sandor, Vice President, Global Marketing of Amgen. Those in attendance for Micromet included Mr. Hale (for a portion of the meeting) and Drs. Itin and Hennecke as well as representatives from Goldman Sachs.

From that point forward, until January 25, 2012, representatives of Amgen continued to perform a due diligence investigation of Micromet. During this time, Amgen, Micromet and their representatives held numerous due diligence calls and Micromet added materials to its online data room on an ongoing basis. In addition, several representatives from Amgen and Micromet also met in person and via telephone on January 13, 2012 to discuss various due diligence questions.

On January 11, 2012, Cooley provided S&C with a draft of the Merger Agreement. S&C responded with comments on this draft on January 15, 2012. Cooley responded with comments to this draft on January 18, 2012 and representatives of Amgen, S&C and Cooley had a telephone conference the following day on January 19, 2012 to discuss open issues, including issues related to the ability of the Micromet Board to change its recommendation, the triggers to the payment of the termination fee, the amount of the termination fee, the exceptions to the definition of Material Adverse Effect and the calculation of the Minimum Condition. On January 20, 2012, Cooley provided S&C with additional comments to the Merger Agreement, and, later that night, S&C provided Cooley with a revised draft of the Merger Agreement.

On January 20, 2012, the Amgen Board met with Amgen’s management, including its General Counsel, to discuss the current state of the negotiations with Micromet. Management discussed its analysis of the transaction with the Amgen Board, the financial analyses of Micromet and the proposed transaction. At this meeting, the Amgen Board discussed the material terms of transaction. The Amgen Board asked questions of management and after discussing the terms of the transaction authorized management to continue discussions with Micromet and to enter into a transaction with Micromet.

From January 22, 2012 through January 25, 2012, representatives from Amgen, S&C, Cooley and Micromet had a series of telephone conversations to discuss certain open issues related to the Merger Agreement, exchanged drafts of the Merger Agreement and negotiated the Merger Agreement.

On January 23, 2012, Mr. Hale had a conversation with Mr. Piacquad and communicated the Micromet Board’s request for an increase in the offer price to $11.50 per share based on the increase in Micromet’s stock price since late December 2011 and the reduction in the premium to the current market price. Mr. Piacquad indicated that he believed that Amgen was offering fair value for Micromet but would need to consult with other senior management before responding to the proposal. Later on the same day, after discussions with senior management of Amgen and its financial advisors, Mr. Piacquad contacted Mr. Hale and indicated that Amgen was not prepared to increase its price above $11.00 per Share. Mr. Hale responded that he would take that response to the Micromet Board the next day.

On January 24, 2012, Mr. Hale contacted Mr. Piacquad and indicated that he believed that Micromet would be prepared to continue moving forward at $11.00 per Share, but that an issue that was being discussed among counsel relating to certain of the circumstances under which the termination fee would become payable would need to be resolved favorably to Micromet.

On January 25, 2012, following the close of trading on the NASDAQ, Micromet informed Amgen that at a meeting of the Micromet Board, the Micromet Board had unanimously (i) approved, and declared advisable, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth therein, (ii) determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Micromet and its stockholders and (iii) resolved to recommend that Micromet’s stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement. Later on January 25, 2012, the Merger Agreement was executed and delivered on behalf of each of Amgen, Purchaser and Micromet. The following morning, on January 26, 2012, Amgen and Micromet issued a joint press release announcing the execution of the Merger Agreement.

On February 2, 2012, Purchaser commenced the Offer described in this Offer to Purchase. Micromet’s description of its review process is contained in the Schedule 14D-9.

Past Contacts, Transactions, Negotiations and Agreements with Micromet

On July 11, 2011, Amgen entered into a Collaboration and License Agreement with Micromet under which the two parties agreed to collaborate on the research of BiTE antibodies against three undisclosed solid tumor targets and the subsequent development and commercialization of BiTE antibodies against up to two of these targets, to be selected by Amgen. Amgen paid an up-front payment of €10 million, or $14.5 million using the exchange rate as of the payment date, of which €4 million (or $5.7 million using the exchange rate as of the payment date) was an advanced payment to Micromet for research and development services to be performed by Micromet and the remaining €6 million (or $8.5 million using the exchange rate as of the payment date) was designated as the license fee relating to the license of BiTE antibody technology and know-how. Micromet has been primarily responsible for the generation and pre-clinical research of the BiTE antibodies, and Amgen will lead the clinical development, manufacturing, and commercialization of any products resulting from the collaboration. Micromet is eligible to receive up to a total of €342 million in milestone payments in connection with the development and sale of BiTE antibodies against the first target selected by Amgen, as follows: €7 million in pre-clinical milestones, €35 million in clinical milestones, and €300 million in milestones related to product approval and achievement of certain sales thresholds. Micromet is also eligible to receive an additional cash payment upon initiation of the program, as well as milestones, royalties and development funding comparable to the first program. The combined potential payments to Micromet from both programs, excluding reimbursement of research and development costs, are approximately €695 million. Micromet has not recognized any milestone revenue under this Collaboration and License Agreement to date.

The Collaboration and License Agreement contains termination provisions whereby Amgen may terminate the agreement upon 90 days’ notice. There are also provisions for termination for material breach that either party may invoke according to the terms of the agreement.

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Amgen — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Amgen, us and Micromet or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Amgen, us and Micromet or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Amgen, us and Micromet were qualified and subject to important limitations agreed to by Amgen, us and Micromet in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as practicable but in no event more than ten business days after the date of the Agreement, and that, subject to the satisfaction of the Minimum Condition and other conditions that are described in Section 15 — “Conditions to the Offer,” Amgen will cause us to accept for payment, and we will accept for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. The initial Expiration Date will be 12:00 midnight, New York City time, at the end of Thursday, March 1, 2012.

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for the sole benefit of Amgen and us, and we or Amgen may waive, in whole or in part, any condition to the Offer from time to time, in our or its sole discretion, provided that we may not waive the Minimum Condition, or amend or modify any of the other conditions in the Offer in a manner that adversely affects, or reasonably would be expected to adversely affect, any Micromet stockholders, in each case, without the prior written consent of Micromet.

Extensions of the Offer; Subsequent Offering Period

The Merger Agreement provides that we will extend the Offer (a) for periods of not more than five business days each or such other number of business days as we, Amgen and Micromet may agree, but not beyond the End Date, in order to permit the satisfaction of all remaining conditions (subject to our right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if on any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we may not waive), and (b) for any period or periods required by applicable law or any interpretation or position of the SEC or its staff or NASDAQ or its staff, provided that (1) we will extend the then current Expiration Date until the first business day on which the Offer can be accepted under applicable law and (2) we are not obligated to extend the Offer beyond the End Date. We may also elect to provide a subsequent offering period of neither less than three business days nor more than 20 business days, during which time Micromet’s stockholders whose Shares have not been tendered prior to the Expiration Date (or whose Shares were tendered and later withdrawn prior to the Expiration Date) may tender, but not withdraw, their Shares and receive the Offer Price.

Micromet Board Recommendation

The Micromet Board has, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Micromet and its stockholders, (ii) approved, and declared advisable, the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law and (iii) resolved to recommend that Micromet’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement (item (iii), the “Micromet Board Recommendation”).

Micromet’s Board of Directors

Upon the Acceptance Time and all times thereafter, we will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the Micromet Board that is equal to the product of (a) the total number of directors on the Micromet Board (after giving effect to the directors elected or designated by us) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Amgen, us and any of our affiliates bears to the total number of Shares then outstanding, and Micromet will, upon our request at any time following the purchase of and payment for Shares pursuant to the Offer, take all actions necessary to (i) appoint to the Micromet Board the individuals designated by us and permitted to be so designated as described above, including, but not limited to, promptly filling vacancies or newly created directorships on the Micromet Board, promptly increasing the size of the Micromet Board (including by amending Micromet’s bylaws if necessary so as to increase the size of the Micromet Board) and/or promptly securing the resignations of the number of its incumbent directors as are necessary or desirable to enable our designees to be so elected or designated to the Micromet Board, and (ii) cause our designees to be so appointed at such time. Micromet will, upon our request following the Acceptance Time, cause directors designated by us to constitute the same percentage (rounded up to the next whole number) as is on the Micromet Board of each committee of the Micromet Board to the extent permitted by applicable law and the rules of the NASDAQ.

In the event that directors designated by us are elected or designated to the Micromet Board, until the Effective Time, Micromet will cause the Micromet Board to maintain the Continuing Directors. After the Acceptance Time and prior to the Effective Time, if our designees constitute a majority of the Micromet Board, the affirmative vote of a majority of the Continuing Directors will (in addition to the approval rights of the Micromet Board or the stockholders of Micromet as may be required by Micromet’s certificate of incorporation or bylaws or by applicable law) be required (i) for Micromet to amend or terminate the Merger Agreement, (ii) to exercise or waive any of Micromet’s rights, benefits or remedies under the Merger Agreement, if such action would adversely affect, or would reasonably be expected to adversely affect, Micromet’s stockholders (other than Amgen or us), (iii) to amend Micromet’s certificate of incorporation or bylaws if such action would adversely affect the holders of Shares (other than Amgen or us), or (iv) to take any other action of the Micromet Board under or in connection with the Merger Agreement if such action would materially and adversely affect, or would reasonably be expected to materially and adversely affect, Micromet’s stockholders (other than Amgen or us).

Top-Up Option

Pursuant to the Merger Agreement, Micromet has granted to us and Amgen the Top-Up Option, which is an option that we or Amgen may, but are not obligated to, exercise, to purchase from Micromet the Top-Up Option Shares. The Top-Up Option may be exercised by us or Amgen, in whole or in part, at any time on or after the Acceptance Time, in our or its sole discretion, until the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms; provided, however, that the obligation of Micromet to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition, unless waived by Micromet, that immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Amgen and us constitutes at least one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Top-Up Option Shares.

The Top-Up Option is intended to expedite the timing of the consummation of the Merger (after consummation of the Offer, at which time Micromet would be a majority-owned subsidiary of Amgen, which would have the requisite voting power to cause stockholder adoption of the Merger Agreement, even without exercise of the Top-Up Option) by permitting the Merger to occur pursuant to Delaware’s “short-form” merger statute, Section 253 of the DGCL, without any vote of Micromet’s stockholders.

The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price. Such purchase price may be paid by Amgen or us, at our election, (i) in cash or (ii) by (x) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (y) payment of the balance by executing and delivering to Micromet a promissory note (with full recourse to Amgen), with such terms as specified in the Merger Agreement, having a principal amount equal to the difference between the aggregate purchase price and the amount paid in cash.

The Merger

The Merger Agreement provides that, following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	we will be merged with and into Micromet and, as a result of the Merger, our separate corporate existence will cease;

•	Micromet will be the Surviving Corporation in the Merger and will become a wholly-owned subsidiary of Amgen; and

•

all of our property, assets, rights, privileges, immunities, powers and franchises and those of Micromet will vest in Micromet as the Surviving Corporation, and all of our debts, liabilities, obligations and duties and those of Micromet will become the debts, liabilities and duties of Micromet as the Surviving Corporation.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. Unless otherwise determined by Amgen prior to the Effective Time, at the Effective Time, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be identical to our certificate of incorporation as in effect immediately prior to the Effective Time, (ii) the bylaws of the Surviving Corporation will be amended and restated to conform to our bylaws as in effect immediately prior to the Effective Time and (iii) the directors and officers of the Surviving Corporation immediately after the Effective Time will be the respective individuals who are designated as our directors and officers immediately prior to the Effective Time.

Merger Closing Conditions. Our obligations and the obligations of Amgen, on the one hand, and Micromet, on the other hand, to effect the Merger are each subject to the satisfaction of each of the following conditions:

•	the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares, if required by applicable law;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any governmental body of competent jurisdiction and remain in effect, and there shall not be any applicable action taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger that directly or indirectly prohibits, or makes illegal, the acceptance of or payment for Shares, or the consummation of the Offer or the Merger illegal; and

•	the occurrence of the Acceptance Time.

Merger Consideration. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) (each, an “Eligible Share”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Amgen, Micromet or any of their respective wholly-owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Payment for Shares. Before the Effective Time, Amgen will designate a bank or trust company reasonably acceptable to Micromet to make payment of the consideration payable in the Merger (the “Paying Agent”). At the Effective Time and from time to time thereafter to the extent necessary, we or Amgen will deposit or cause to be deposited with the Paying Agent, for the benefit of holders of Eligible Shares, cash in immediately available funds necessary to pay the aggregate consideration payable in the Merger.

As soon as reasonably practicable after the Effective Time and in no event later than three business days thereafter, the Paying Agent will send to each holder of Shares (other than Shares then owned by Amgen, Micromet or any of their respective wholly-owned subsidiaries) a letter of transmittal and instructions advising the stockholders how to surrender Eligible Shares represented by Share Certificates or book-entry (“Micromet Book-Entry Shares”) in exchange for the consideration payable in the Merger, which is an amount per Share in cash equal to the Offer Price. The Paying Agent will pay the consideration payable in the Merger to the holders of Eligible Shares upon (1) surrender of a Share Certificate, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions therein, and such other documents as may be required pursuant to such instructions or (2) delivery to the Paying Agent of an Agent’s Message in respect of Micromet Book-Entry Shares (or such other evidence, if any, of transfer as the Paying Agent may reasonably request). Interest will not be paid or accrue in respect of the consideration payable in the Merger. The Surviving Corporation will reduce the amount of any consideration payable in the Merger paid to the stockholders by any applicable withholding taxes.

If any cash deposited with the Paying Agent is not claimed within 180 days following the Effective Time, such cash will be returned to the Surviving Corporation, upon its demand, and any stockholders who have not theretofore complied with Share exchange procedures in the Merger Agreement will thereafter look only to the Surviving Corporation for payment of their claims for the consideration payable in the Merger, without interest, less any applicable withholding taxes. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent will be liable to any holder of Shares for any consideration payable in the Merger delivered in respect of such Shares to a public official pursuant to abandoned property, escheat or other similar applicable law.

The transmittal instructions will include instructions if the stockholder has lost a Share Certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Amgen, post a bond in a customary amount and upon such terms as may be required by Amgen as indemnity against any claim that may be made against it in respect of such Share Certificate.

Treatment of Micromet Equity Awards

Micromet has represented to us that it currently has outstanding Micromet Options that are exercisable for an aggregate of 14,017,356 Shares.

At the Effective Time, each outstanding Micromet Option, whether vested or unvested, will be cancelled and converted into only the right to receive, without interest, after giving effect to any accelerated vesting at the Effective Time contemplated under the Merger Agreement or under the terms of any employment agreement or individual award agreement, for the portion of each Micromet Option that is (i) vested and exercisable as of the Effective Time, an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such vested portion of the Micromet Option, and (B) the number of Shares underlying the vested portion of such Micromet Option, and (ii) not vested at the Effective Time, an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such unvested portion of the Micromet Option, and (B) the number of Shares underlying such unvested portion of the Micromet Option (in each case, such product, less applicable withholdings, the “Option Payment Amount”).

For the portion of each Micromet Option that is vested and exercisable as of the Effective Time, the Option Payment Amount will be payable to the holder of such option as soon as reasonably practicable, but no later than the second payroll period, after the Effective Time. For the portion of each Micromet Option that is not vested and exercisable as of the Effective Time, the Option Payment Amount in respect of such cancelled and converted unvested portion of the Micromet Option will be subject to the same vesting schedule and other relevant terms applicable to the Micromet Option as in effect before the Effective Time. The Option Payment Amount will be payable to the holder thereof no later than the second payroll period after the applicable vesting date of such payment, subject to the holder’s continued employment through the vesting date, or earlier termination without “cause” (including because of the holder’s death or disability) or resignation for “good reason” (in each case within the meaning of the applicable Micromet equity plan or individual employment agreement), in which case the Option Payment Amount will be payable to the holder thereof by no later than the second payroll period after the date of such termination or resignation. Any Option Payment Amount in respect of a cancelled and converted unvested portion of a Micromet Option that remains outstanding and unvested as of December 15, 2012 will vest on December 15, 2012, and such Option Payment Amount will be paid to the holder no later than December 31, 2012. Any partial accelerated vesting, pursuant to an individual employment agreement or award agreement, will be applied pro rata, on a grant by grant basis, to each vesting tranche subject to such accelerated vesting, such that the portion of each such vesting tranche that is not accelerated will be subject to the same vesting schedule in effect as of the date of the Merger Agreement. In addition, the portion of each Micromet Option that is not vested as of the Effective Time and which is held by a non-employee member of the Micromet Board will be subject to accelerated vesting and become exercisable in full upon the Effective Time and cashed-out in the same manner as other vested Micromet Options.

Treatment of Micromet Warrants

Micromet has represented to us that it currently has outstanding warrants that are exercisable for an aggregate of 7,766,046 Shares. Any holder of a warrant that exercises such warrant prior to the Expiration Date will receive Shares which such holder may tender into the Offer in the same manner as any other holder of Shares. Any warrant that remains outstanding following the Expiration Date will be treated in accordance with the terms of the applicable warrant. The Merger Agreement provides that following the closing of the transactions, Amgen will cause the Surviving Corporation to assume, exchange or make payment with respect to all outstanding warrants of Micromet and will take all actions necessary and required to comply with the terms of Micromet’s warrants.

Representations and Warranties

The Merger Agreement contains representations and warranties of Amgen, us and Micromet.

Some of the representations and warranties in the Merger Agreement made by Micromet are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, an event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on Micromet and its subsidiaries taken as a whole if such event, occurrence, violation, inaccuracy, circumstance or other matter had or would reasonably be likely to have a material adverse effect on (a) the assets, liabilities, business, financial condition or results of operations of Micromet and its subsidiaries taken as a whole or (b) the ability of Micromet to consummate the transactions contemplated by the Merger Agreement; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on Micromet and its subsidiaries:

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any change in the market price or trading volume of the Shares (provided, however, that this exception will not apply to the underlying causes of any such change or prevent any of such underlying causes from being taken into account in determining whether a Material Adverse Effect has occurred);

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any event, occurrence, circumstance, change or effect arising from the announcement or pendency of the transactions contemplated by the Merger Agreement to the extent attributable to the identity of Amgen;

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any event, circumstance, change or effect in the national, European or international economy, biopharmaceutical industry or financial markets generally unless such event, circumstance, change or effect materially and disproportionately impacts Micromet and its subsidiaries, taken as a whole, compared to other participants in the biopharmaceutical industry;

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any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event unless such event, circumstance, change or effect materially and disproportionately impacts Micromet and its subsidiaries, taken as a whole, compared to other participants in the biopharmaceutical industry;

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the failure of Micromet or its subsidiaries to meet internal or analysts’ expectations or projections or the results of operations (provided, however, that this exception will not apply to the underlying causes of any such failure or prevent any of such underlying causes from being taken into account in determining whether a Material Adverse Effect has occurred);

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any adverse effect arising directly from or otherwise directly relating to the termination, at Amgen’s request, of any or all employee plans intended to qualify under Section 401(k) of Internal Revenue Code of 1986, as amended, in accordance with the terms of the Merger Agreement or the failure of Micromet or any of its subsidiaries to take any action that Micromet and its subsidiaries are specifically prohibited from taking prior to the Acceptance Time pursuant to the provision in the Merger Agreement relating to the operation of Micromet’s business and that was not consented to by Amgen; or

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any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, applicable law or United States generally accepted accounting principles (“GAAP”) (or interpretations of applicable law or GAAP), unless such event, circumstance, change or effect materially and disproportionately impacts Micromet and its subsidiaries, taken as a whole, compared to other participants in the biopharmaceutical industry.

In the Merger Agreement, Micromet has made customary representations and warranties to Amgen and us with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Micromet and its subsidiaries;

•	Micromet’s capitalization;

•	Micromet’s SEC filings;

•	Micromet’s financial statements;

•	the absence of certain changes or events;

•	title to assets;

•	real property and equipment;

•	intellectual property matters, including the absence of infringement of rights of others;

•	material contracts and the absence of any defaults under material contracts;

•	the absence of certain material undisclosed liabilities;

•	compliance with applicable laws;

•	compliance with regulatory requirements, including possession of all governmental licenses and permits necessary to conduct its business;

•	compliance with domestic and international anti-bribery laws;

•	disclosure of Micromet’s communications with certain governmental bodies;

•	tax matters, including filings of material tax returns and payment of material taxes;

•	employee benefit matters, including the status of employee benefit plans;

•	environmental matters, including compliance of Micromet and its subsidiaries with applicable environmental laws;

•	insurance coverage;

•	the absence of certain undisclosed transactions with affiliates;

•	the absence of any material litigation or other legal proceedings, claims or investigations;

•	corporate authorization and validity of the Merger Agreement;

•	the inapplicability of any anti-takeover law to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	stockholder votes required to adopt the Merger Agreement, if adoption is required;

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the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Micromet and its subsidiaries or applicable laws, on the other hand;

•	required government filings, approvals and notices;

•	an amendment to the Rights Agreement to exempt the transactions contemplated by the Merger Agreement;

•	the receipt by the Micromet Board of a fairness opinion from Goldman, Sachs & Co.;

•	parties entitled to financial advisory fees based on Micromet’s arrangements; and

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the accuracy of information supplied by Micromet for inclusion in this Offer to Purchase, and the absence of material untrue statements or omissions in the Schedule 14D-9 and any proxy or information statement relating to the Merger.

In the Merger Agreement, we and Amgen have made customary representations and warranties to Micromet with respect to, among other things:

•	the organization, valid existence, good standing and qualification to do business of Amgen and us;

•	corporate authorization and validity of the Merger Agreement;

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the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and our organizational or governing documents and those of Amgen, applicable laws or certain of our agreements and those of Amgen, on the other hand;

•	required government filings, approvals and notices;

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the accuracy of information supplied by Amgen and us for inclusion in the Schedule 14D-9 and any proxy or information statement relating to the Merger, and the absence of material untrue statements or omissions in this Offer to Purchase;

•	absence of litigation;

•	availability of funds necessary to perform our respective obligations under the Merger Agreement, including the payment of the aggregate Offer Price and consideration payable in the Merger; and

•	lack of ownership of Shares by Parent, us or our affiliates.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Conduct of Business of Micromet

The Merger Agreement provides that, except (i) as required or otherwise contemplated under the Merger Agreement, (ii) with the written consent of Amgen or (iii) as previously disclosed to Amgen in connection with entering into the Merger Agreement, during the period from the date of the Merger Agreement and until the earlier of the Acceptance Time and the termination of the Merger Agreement, Micromet will, and will cause each of its subsidiaries to, conduct its business and operations (A) in the ordinary course and in substantially the same manner as previously conducted and (B) using its commercially reasonable efforts to maintain compliance with applicable law and the requirements of its material contracts. During such time, Micromet will use commercially reasonable efforts to preserve intact components of its current business organization, including keeping available the services of current officers and key employees and use commercially reasonable efforts to maintain its relations and good will with its suppliers and customers and governmental bodies; provided, however, that Micromet and its subsidiaries are not obligated to put in place any new retention programs or to include additional personnel in existing retention programs.

In addition, during the same period, except (i) as required or otherwise contemplated under the Merger Agreement, (ii) with the written consent of Amgen or (iii) as previously disclosed to Amgen in connection with entering into the Merger Agreement, Micromet will not, and will not permit any of its subsidiaries to, take certain actions (subject to certain further exceptions to the individual restrictions set forth in the Merger Agreement, including in certain circumstances exceptions relating to Micromet’s ordinary course of business consistent with past practice), including the following:

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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Micromet’s capital stock, or repurchase, redeem or otherwise reacquire any shares of Micromet’s capital stock, other than dividends or distributions by a subsidiary of Micromet to Micromet or another subsidiary of Micromet;

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sell, issue, grant or authorize the issuance or grant of any security, any right to acquire any security or any instrument convertible into or exchangeable for any security of Micromet or any of its subsidiaries, except issuances upon the valid exercise of Micromet Options or Micromet Warrants outstanding as of the date of the Merger Agreement;

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split, combine or reclassify any of the outstanding shares of capital stock of Micromet or enter into any agreement with respect to voting of any of the capital stock of Micromet or its subsidiaries or any securities convertible into or exchangeable for such capital stock;

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other than as contemplated by the Merger Agreement or to the extent required by applicable law, (1) enter into, establish, adopt, modify, amend or terminate any employee plan or any employment, consulting, collective bargaining, bonus or other incentive compensation, health or other welfare, pension, retirement, severance, deferred compensation or any other compensation or benefit plan with, for or in respect of any director, officer, other employee or consultant that would constitute an employee plan under the Merger Agreement had it been in effect on the date of the Merger Agreement, (2) grant any new awards under any employee plan, (3) take any action to amend, modify or waive any of its rights under, or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under, any employee plan, (4) increase in any manner the compensation, bonuses, severance pay or any other benefits of any employee or director of Micromet or its subsidiaries, (5) pay any bonus to any employee or director of Micromet or its subsidiaries, except for such individual’s unpaid 2011 annual bonus, (6) promote any employee or hire any employee or engage any temporary employee or independent contractor other than a replacement hire to fill an existing position as previously disclosed to us that (i) was vacated as a result of attrition and (ii) is for a position for which total annual compensation is less than $100,000 or €100,000, (7) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee plan, to the extent not already provided in any such employee plan, (8) change any actuarial or other assumptions used to calculate funding obligations with respect to any employee plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable law or (9) issue or forgive any loans to any employee or director of Micromet or its subsidiaries; provided, however, that Micromet and its subsidiaries may provide routine, reasonable salary increases to non-executive employees in the ordinary course of business in amount not to exceed 6% per individual and 4% in the aggregate salary amount for all individuals, may amend any employee plans to the extent required by applicable law and may accelerate bonus payments for eligible directors, officers or other employees of Micromet or its subsidiaries whose employment is terminated before payment of annual bonuses for the year of termination, in accordance with bonus plans existing on the date of the Merger Agreement;

•	amend, modify or waive any provision of or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents or the Rights Agreement;

•	form any subsidiary, acquire any equity interest or other interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

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incur any indebtedness for borrowed money or issue any debt securities or warrants or other rights to acquire debt securities of Micromet or any of its subsidiaries, or assume, guarantee or endorse the obligations of any other person, in the case of any of the foregoing, involving an aggregate principal amount or potential guaranteed amount in excess of $25,000 individually or $125,000 in the aggregate, or otherwise incur or modify any material indebtedness or liability;

•	pre-pay any long-term debt or accelerate or delay any material payments or the collection of payment due to Micromet;

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make capital expenditures other than (1) capital expenditures set forth in the Micromet’s capital expense budget provided to us and (2) capital expenditures not provided for in such budget that do not exceed $50,000 individually and $250,000 in the aggregate during any calendar quarter;

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acquire, lease, license or sublicense any material right or other material asset from any other person or sell or otherwise dispose of, or lease, license or sublicense, any material right or other material asset to any other person, or waive or relinquish, abandon, allow to lapse or encumber (except encumbrances permitted by the Merger Agreement) any material right or material asset or enter into any discussion relating to the foregoing with respect to blinatumomab, or MT103;

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lend money or make capital contributions to or make investments in, any person, except as required under Micromet’s parent guarantee of its subsidiaries’ obligations or for short term borrowings in the ordinary course of business;

•	enter into, amend, waive any provision of, modify in any material respect or terminate any material contract;

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enter into, modify, amend or terminate any contract or waive, release or assign any rights or claims thereunder, if the result of such action would be reasonably likely to adversely affect MT103 in any material respect;

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make or change any material tax election, settle or compromise any material tax liability, claim or assessment, change any actual tax accounting period, change or consent to any change in any tax accounting method, file any amended material tax return, enter into any closing agreement, surrender any right to claim a material tax refund, waive or extend or consent to any extension or waiver of the statute of limitations period applicable to any material taxes, tax claim or assessment, or incur any material liability for tax outside of the ordinary course of business;

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commence any legal proceeding, except (1) routine matters in the ordinary course of business and consistent with past practices, (2) where Micromet reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (after consultation with Amgen) or (3) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

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settle any legal proceeding, except for settlements that result solely in a monetary obligation involving payment by Micromet or its subsidiaries of (1) not more than the amount specifically reserved in accordance with GAAP with respect to such legal proceeding on Micromet’s balance sheet or (2) not more than $500,000 in the aggregate (in addition to any amounts funded through insurance policies);

•	change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or by applicable law;

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dispose of any MT103 drug substance or drug product inventory (“MT103 Inventory”), including any expired MT103 Inventory, except and only to the extent required by applicable law or contracts entered into by Micromet or its subsidiaries prior to the date of the Merger Agreement;

•	enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements, except as required by applicable law; and

•	agree or commit to take any of the foregoing actions.

No Solicitation

Micromet has agreed that, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, neither it nor its subsidiaries nor any of their representatives, directly or indirectly, will:

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solicit, initiate or knowingly induce, facilitate or encourage the submission or announcement of any Acquisition Proposal (as defined below) (including by granting any waiver under Section 203 of the DGCL) or any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

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furnish any information regarding Micromet or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

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participate or engage in discussions or negotiations with any person with respect to any Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal; or

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enter into any letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal.

However, prior to the Acceptance Time, Micromet is not prohibited from furnishing nonpublic information regarding itself and its subsidiaries to, or entering into discussions with, any person in response to a bona-fide written Acquisition Proposal that is submitted after the date of the Merger Agreement to Micromet by such person (and not withdrawn) if (1) none of Micromet, its subsidiaries or any representative of Micromet or its subsidiaries breached or took any action inconsistent with the immediately foregoing paragraph or the provisions relating to an Adverse Change Recommendation (as described below), (2) the Micromet Board concludes in good faith that such bona-fide written Acquisition Proposal would reasonably be expected to lead to a Superior Offer (as defined below) and, after consulting with its outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Micromet Board to the Micromet stockholders under applicable law, (3) at least two business days prior to furnishing any nonpublic information to, or entering into discussions with, the person delivering the Acquisition Proposal, Amgen receives written notice from Micromet of the identity of such person and of Micromet’s intention to furnish nonpublic information to, or enter into discussions with, such person, and Micromet receives from such person an executed confidentiality agreement in a customary form that is no less favorable to Micromet than the confidentiality agreement entered into by Micromet and Amgen (which Micromet may negotiate with the person during the two business day notice period), and (4) Micromet concurrently furnishes all such nonpublic information to Amgen (to the extent such nonpublic information has not been previously furnished or made available by Micromet to Amgen or its representatives).

For purposes of the Merger Agreement, “Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Amgen) contemplating any Acquisition Transaction, which is defined as any transaction or series of transactions (other than the transactions contemplated by the Merger Agreement), involving (1) any merger, consolidation, business combination or similar transaction involving Micromet or any of its subsidiaries, (2) any direct or indirect sale, license, lease, transfer, exchange or other disposition (including any license, collaboration, disposition or revenue-sharing arrangement), in one transaction or a series of transactions, including by merger, consolidation, business combination, share exchange, joint venture, extraordinary dividend, recapitalization, corporate reorganization or otherwise, of any business or assets (including MT103 or any other BiTE antibody) representing, or that would represent after giving effect to the transaction, 20% or more of the assets, net revenues or net income of Micromet or any of its subsidiaries, (3) any issuance, sale or other disposition, in one transaction or series of transactions, including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of Micromet (or 20% or more of the voting power of any of Micromet’s subsidiaries), (4) any transaction, including any tender offer or exchange offer, that if consummated would result in or would reasonably be expected to result in any person or group beneficially owning 15% or more of the voting power of Micromet (or in the case of Micromet’s subsidiaries, 20% or more of the voting power of such subsidiaries) or in which any person or group will acquire the right to acquire beneficial ownership of 15% or more of the outstanding voting power of Micromet (or in the case of Micromet’s subsidiaries, 20% or more of the voting power of any such subsidiary), or (5) any combination of the foregoing.

For purposes of the Merger Agreement, “Superior Offer” means an unsolicited, bona-fide written Acquisition Proposal made by a third party after the date of the Merger Agreement and not resulting from a breach of Micromet’s non-solicitation obligations described above pursuant to which such third party would acquire 80% or more of the voting power of Micromet or the assets of Micromet and its subsidiaries on a consolidated basis on terms that the Micromet Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, to be more favorable to Micromet’s stockholders than the terms of the Offer and the Merger and is reasonably capable of being completed on the terms proposed taking into account all relevant factors, including the terms and conditions of the Acquisition Proposal, including price, form of consideration, closing conditions, anticipated timing of consummation of the transaction, and for which financing, if a cash transaction, is not a condition to the consummation of the purchase transaction and is reasonably determined to be available by the Micromet Board.

During the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, Micromet has agreed to promptly (and in no event later than twenty-four hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise Amgen orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to Micromet or any of its subsidiaries, including (a) the identity of the person making or submitting such Acquisition Proposal, inquiry, indication of interest or request and (b) a copy of all written materials and communications provided in connection with such Acquisition Proposal, inquiry, indication of interest or request submitted by any person during such period.

As of the date of the Merger Agreement, Micromet and its subsidiaries agreed to immediately cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal or any inquiry or indication of interest that could lead to an Acquisition Proposal and to promptly (but in no event later than five days after the date of the Merger Agreement) demand that each person that has executed a confidentiality agreement with Micromet or any of its subsidiaries or any of its affiliates or representatives prior to the date of the Merger Agreement with respect to such person’s consideration of a possible Acquisition Proposal or equity investment at any time after January 1, 2011 (other than agreements that have expired by their terms) to immediately return or destroy (which destruction must be certified in writing by such person to Micromet) all confidential information furnished by Micromet or any of its subsidiaries or any of its affiliates or representatives prior to the date of the Merger Agreement to such person, its subsidiaries or any of its or their affiliates or representatives. Micromet has agreed to, except as determined by the Micromet Board in good faith after consultation with outside counsel that the failure to take such action would constitute a breach of fiduciary duties of the Micromet Board to the Micromet stockholders under applicable law, not to release or permit the release during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement of any person from, or to waive or permit the waiver of any provision of, the Rights Agreement or any confidentiality, “standstill”, or similar agreement to which Micromet or any of its subsidiaries is a party and will use its commercially reasonable efforts to enforce or cause to enforced each such agreement at the request of Amgen.

Micromet Board’s Recommendation; Adverse Recommendation Changes

The Micromet Board has made the Micromet Board Recommendation that the holders of the Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement. The Micromet Board has also agreed to include the Micromet Board Recommendation in the Schedule 14D-9 and consented to the inclusion of the Micromet Board Recommendation in this Offer to Purchase and documents related to the Offer.

In addition, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, neither the Micromet Board nor any committee thereof may:

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withdraw (or modify in a manner adverse to Amgen or us), or publicly propose to withdraw (or modify in a manner adverse to Amgen or us), the Micromet Board Recommendation or approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any such action, an “Adverse Change Recommendation”); or

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approve, recommend or declare advisable, or propose or resolve to approve, recommend or declare advisable, or allow Micromet or any of its subsidiaries to execute or enter into any contract constituting or related to, or that is intended to or would be reasonably likely to lead to, any Acquisition Transaction, or requiring, or reasonably likely to cause, Micromet to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement.

However, at any time prior to the Acceptance Time, the Micromet Board may make an Adverse Change Recommendation if:

•	Micromet is not in breach of the non-solicitation provisions of the Merger Agreement;

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the Micromet Board determines in good faith, after consultation with Micromet’s outside legal counsel, that the failure to make the Adverse Change Recommendation would constitute a breach of the fiduciary duties of the Micromet Board to Micromet’s stockholders under applicable law;

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Amgen shall have received from Micromet prior written notice of Micromet’s intention to make an Adverse Change Recommendation at least four business days prior to making any Adverse Change Recommendation (a “Change of Recommendation Notice”);

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if the decision to make an Adverse Change Recommendation is not in connection with an Acquisition Proposal, then Micromet must have complied with the following requirements: (a) Micromet must have given Amgen the four business days after Amgen’s receipt of the Change of Recommendation Notice to propose revisions to the terms of the Merger Agreement or make other proposals and must have negotiated in good faith with Amgen (and caused its representatives to negotiate with Amgen) with respect to such proposed revisions or other proposals, if any, and (b) after considering the results of negotiations with Amgen and taking into account the proposals made by Amgen, if any, and after consultation with its outside legal counsel, the Micromet Board must have determined, in good faith, that the failure to make the Adverse Change Recommendation would constitute a breach of fiduciary duties of the Micromet Board to Micromet’s stockholders under applicable law; and

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if the decision to make an Adverse Change Recommendation is in connection with an Acquisition Proposal, then Micromet must have complied with the following requirements: (a) prior to giving effect to clauses (b) through (d) below, the Micromet Board must have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (b) Micromet must have provided to Amgen the material terms and condition of such Acquisition Proposal and copies of all material documents relating to such Acquisition Proposal in accordance with the provisions described under “No Solicitation” above, (c) Micromet must have given Amgen four business days after Amgen’s receipt of the Change of Recommendation Notice to propose revisions to the terms of the Merger Agreement or make other proposals, if any, and shall have negotiated in good faith with Amgen (and caused its representatives to negotiate with Amgen) with respect to Amgen’s proposed revisions or other proposals, if any, so that the Acquisition Proposal would no longer constitute a Superior Offer and (d) after considering the results of negotiations with Amgen and taking into account the proposals made by Amgen, if any, and after consultation with its outside legal counsel, the Micromet Board must have determined, in good faith, that such Acquisition Proposal remains a Superior Offer and that the failure to make the Adverse Change Recommendation would constitute a breach of fiduciary duties of the Micromet Board to Micromet’s stockholders.

Issuance of any “stop, look and listen” communication by or on behalf of Micromet which does no more than comply with the requirements of Rule 14d-9(f) shall not in and of itself be considered an Adverse Change Recommendation that requires the giving of a Change of Recommendation Notice or compliance with the procedures described in the paragraph above. Neither Micromet nor the Micromet Board is permitted to recommend that Micromet’s stockholders tender any securities in connection with any tender or exchange offer or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Micromet Board effects an Adverse Change Recommendation in accordance with the terms of the Merger Agreement.

Actions in Connection with Long-Form Merger

Unless the Merger is consummated in accordance with the “short-form” merger provisions of Section 253 of the DGCL, following the Acceptance Time, Amgen and/or its affiliates may, as the holders of a majority of the issued and outstanding Shares, elect to approve the Merger under the “long-form” merger provision of Section 251 of the DGCL which requires that the Merger Agreement be adopted by Micromet’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Micromet. Amgen has agreed to vote, or cause to be voted, all Shares held by it and its subsidiaries in favor of the adoption of the Merger Agreement.

Micromet has agreed that, if the adoption of the Merger Agreement by holders of Shares is required to consummate the Merger, then, subject to its right to make an Adverse Change Recommendation or consider certain alternative Acquisition Proposals (as described above), as promptly as practicable following the Expiration Date, Micromet will: (i) take all action necessary under all applicable law to call, give notice of and hold a meeting of the holders of Shares to vote on the adoption of the Merger Agreement and approval of the Merger (the “Micromet Stockholders’ Meeting”) and (ii) prepare and file with the SEC a proxy statement and use all reasonable efforts to respond to any comments of the SEC or its staff and to cause the proxy statement to be mailed to Micromet’s stockholders as promptly as practicable.

Employee Matters

For a period commencing upon the Effective Time and continuing through the end of the year in which the Effective Time occurs, Amgen will provide to each Micromet employee who continues to be employed by Amgen, the Surviving Corporation or any subsidiary thereof (the “Continuing Employees”) total compensation (including employee benefits other than equity based compensation and retention benefits and based on bonus opportunity rather than actual bonus payments) that is at least substantially comparable in the aggregate to the compensation provided to such Continuing Employees immediately prior to the execution of this Agreement. In addition, Continuing Employees will be eligible for certain severance benefits.

Amgen will, or will cause the Surviving Corporation to and instruct its subsidiaries to, as applicable, assume the liability for accrued personal, sick or vacation time and allow Continuing Employees to use such accrued personal, sick or vacation time in accordance with the practice and policies of Micromet and its Subsidiaries, as applicable to each such Continuing Employee immediately before the Effective Time, subject to the cap on vacation accrual set forth in Amgen’s vacation policy and subject to applicable law. Any accrued but unused personal, sick or vacation time of each such Continuing Employee in excess of 80% of such cap will be paid by Amgen, the Surviving Corporation (or any other Subsidiaries of Amgen) as soon as practicable to such Continuing Employee at such employee’s compensation rate in effect as of the Effective Time.

In addition, Amgen agrees that all Continuing Employees will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that they were eligible to participate in such plans prior to the closing; provided, however, that if Amgen or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period) Amgen will use commercially reasonable efforts to cause the Continuing Employees to be eligible to participate in Amgen’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Amgen (taking into account job location). To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Amgen and/or the Surviving Corporation, then Amgen will use commercially reasonable efforts to cause such health or welfare benefit plan to (to the extent that it would not result in any duplication of benefits), for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual or participation, credit Continuing Employees for service prior to the Effective Time with Micromet to the same extent that such service was recognized prior to the Effective Time under the corresponding Micromet health or welfare benefit plan.

Rule 14d-10(d) Matters

Micromet has agreed that, prior to the Acceptance Time, it will (acting through the Compensation Committee of the Micromet Board) cause each employee plan and company employee agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any Micromet security to be approved by the Compensation Committee of the Micromet Board (comprised solely of “independent directors”) in accordance with the requirements of Rule14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14(d)-10(d)(2) of the Exchange Act.

Efforts to Close the Transaction

Each of Amgen and Micromet have agreed to cooperate with one another and use (and cause their respective subsidiaries to use) its commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable law to consummate and make effective the Offer and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or governmental body in order to consummate the Offer and the transactions contemplated by the Merger Agreement; provided, that, in connection with obtaining any waivers or consents, Micromet will not agree to any change to any Micromet contract that would be adverse to the interest of Micromet, its subsidiaries or, after the Merger, Amgen without the prior written consent of Amgen. Micromet and its subsidiaries will only be required to take or commit to take any action, or agree to any condition or restriction in connection with obtaining any consent, permit, authorization, waiver, clearance or approval from any governmental body, if such action, commitment, agreement, condition or restriction is binding on Micromet and its subsidiaries only in the event that the Merger is consummated and then only with the prior written consent of Amgen. Amgen is not required to agree to commit to any divestitures or licenses or to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Amgen, Micromet or any of their respective affiliates (or to consent to any sale or license, or agreement to sell or license by Micromet, of any of its assets or businesses) or to agree to any changes or restrictions in the operations of any such assets or businesses in each case to the extent such action would reasonably be expected to, individually or in the aggregate, (i) restrict in any material respect or otherwise negatively and materially impact the operation or ownership by Amgen, the Surviving Corporation, Micromet and/or any of their respective subsidiaries or affiliates of the Shares, the businesses or assets of the Surviving Corporation, Micromet and/or their subsidiaries, taken as a whole or (ii) restrict in any material respect or otherwise negatively and materially impact the operations, businesses or assets of Amgen and its affiliates (excluding Micromet and its subsidiaries), taken as a whole (with materiality for purposes of this clause (ii) being determined assuming Amgen and its affiliates, taken as a whole, were the size of Micromet and its subsidiaries, taken as a whole).

Amgen and Micromet have also agreed (1) to make an appropriate filing under the HSR Act and (2) to the extent required, to make filings pursuant to Section 35 et seq. of the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) (the “GWB”) and other antitrust laws.

We and Amgen, on the one hand, and Micromet, on the other hand, have agreed to (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental body with respect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of any communication to or from the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) or any other governmental body to the extent regarding the Offer, the Merger or the other transactions contemplated by the Merger Agreement or regarding any such request, inquiry, investigation, action or legal proceeding, and provide a copy of all written communications and (iv) pull and refile any notice under the HSR Act only if the other parties agree.

Subject to legal requirements relating to the sharing of information, Amgen and Micromet will have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Amgen or Micromet, as the case may be, and any of their respective subsidiaries that appear in any filing made with, or written material submitted to, any third party and/or governmental body in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and will incorporate all comments reasonably proposed by Amgen or Micromet, as the case may be. However, in this context, Amgen and Micromet are not obligated to share with each other any documents or materials that contain confidential or proprietary information (including any so called 4(c) or 4(d) documents) and may instead submit such information directly to the third party and/or governmental body, unless a review of the confidential and proprietary information would be material in connection with any second request (or similar process outside of the United States), in which case Amgen and Micromet will share their confidential and proprietary information solely with each other’s outside antitrust counsel, who may not further disclose the information to Amgen or Micromet. In such case, Amgen and Micromet would also enter into a joint defense agreement. In addition, except as may be prohibited by any governmental body or by any legal requirement, in connection with such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, we, Amgen and Micromet will permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

Takeover Statute

Micromet has agreed that if any state takeover law or similar law may become, or may purport to be, applicable to the transactions contemplated by the Merger Agreement, Micromet and the Micromet Board will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to eliminate the effect of any such takeover law or similar law on any of the transactions contemplated by the Merger Agreement.

Indemnification and Insurance

Amgen has agreed that, it will, and will cause the Surviving Corporation to, from the Effective Time until the sixth anniversary of the Effective Time:

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to the fullest extent that Micromet and its subsidiaries would have been permitted to under applicable law and their respective certificates of incorporation or by-laws or other organizational documents, indemnify, defend and hold harmless each director and officer of Micromet or any of its subsidiaries as of the date of the Merger Agreement in his or her capacity as an officer or director of Micromet or any of its subsidiaries, to the extent arising out of or pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated by the Merger Agreement; and

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maintain in effect, for the benefit of each director and officer of Micromet or any of its subsidiaries as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by Micromet as of the date of the Merger Agreement on terms with respect to coverage, deductibles and amounts no less favorable than the policy existing at the time of the Merger Agreement and Micromet may purchase a six-year “tail” policy for the existing policy, except that the amount either Amgen or the Surviving Corporation is required to expend in any one year is subject to a cap.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to securityholder litigation, public announcements and access, confidentiality, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, stock exchange delisting and deregistration.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Amgen and Micromet;

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by either Amgen or Micromet by written notice to the other if the Offer expires without the acceptance for payment of Shares pursuant to the Offer, provided that such termination right is not available to any party if a breach by such party of any provision of the Merger Agreement proximately caused the failure of the acceptance for payment of Shares pursuant to the Offer (such termination, an “Expiration Date Termination”);

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by either Amgen or Micromet by written notice to the other if a court of competent jurisdiction or other governmental body issues a final and nonappealable order, decree or ruling, or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal;

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by Amgen by written notice to Micromet at any time prior to the Acceptance Time, if, whether or not permitted to do so, (i) the Micromet Board makes an Adverse Change Recommendation, or approves or recommends an Acquisition Proposal, (ii) Micromet enters into any letter of intent, agreement in principle or definitive agreement with respect to any Acquisition Proposal, (iii) Micromet fails to include the Micromet Board Recommendation in the Schedule 14D-9, or (iv) the Micromet Board fails to publicly reaffirm the Micromet Board Recommendation within ten days after receipt of a written request by Amgen to provide such reaffirmation following a publicly made Acquisition Proposal (such termination, an “Adverse Change Recommendation Termination”);

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by Micromet by written notice to Amgen if we terminate the Offer without having accepted any Shares for payment thereunder, provided that such termination right is not available to Micromet if a breach by Micromet of any provision of the Merger Agreement proximately caused the occurrence of the event which gave rise to such termination right;

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by either Amgen or Micromet by written notice to the other if the Acceptance Time does not occur on or prior to the close of business on the date that is the End Date; provided that such termination right is not available to either party if a breach of any provision of the Merger Agreement by such party proximately caused the failure of the Acceptance Time to have occurred (such termination, an “End Date Termination”);

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by Micromet by written notice to Amgen at any time prior to the Acceptance Time, in order to accept a Superior Offer and enter into the Specified Agreement (as defined below) relating to such Superior Offer, if (i) such Superior Offer did not result from any breach of the provisions described under “No Solicitation” above, (ii) the Micromet Board, after satisfying all of the requirements with respect to an Adverse Change Recommendation, authorizes Micromet to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (the “Specified Agreement”) and (iii) Micromet pays the termination fee described below immediately prior to, and enters into the Specified Agreement concurrently with, the termination of the Merger Agreement (such termination, a “Superior Offer Termination”);

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by Amgen by written notice to Micromet at any time prior to the Acceptance Time, (i) if a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of Micromet occurs that would cause a failure of the conditions to the Offer to exist and such breach remains uncured by Micromet at the earlier of the End Date and forty-five days after Amgen gives Micromet notice of such breach and Micromet is continuing to use its reasonable best efforts to cure the breach or (ii) if Micromet materially breaches any of its obligations with respect to the provisions described under “No Solicitation” above (the termination described in this clause (ii), a “Micromet Breach Termination”); or

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by Micromet by written notice to Amgen at any time prior to the Acceptance Time if a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or obligation contained in the Merger Agreement on the part of Amgen occurs, in each case if such breach or failure has prevented or would reasonably be expected to prevent Amgen or us from consummating the transactions contemplated by the Merger Agreement and such breach remains uncured by Amgen at the earlier of the End Date and forty-five days after Micromet gives Amgen notice of such breach and Amgen is continuing to use its reasonable best efforts to cure the breach.

Effects of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect, subject to certain designated provisions of the Merger Agreement that survive, including the effect of termination, expenses and termination fee and other miscellaneous provisions and the confidentiality agreement between Amgen and Micromet, which will remain in full force and effect in accordance with its terms. The termination of the Merger Agreement does not relieve any party from any liability for any willful breach of the Merger Agreement prior to the date of the termination.

Termination Fees

Micromet has agreed to pay Amgen a termination fee of $40 million (the “Termination Fee”) if:

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(i) (A) the Merger Agreement is terminated by Amgen or Micromet pursuant to an Expiration Date Termination or an End Date Termination, (B) after the date of the Merger Agreement and at or prior to the time of the termination of the Merger Agreement, an Acquisition Proposal is publicly made, commenced or submitted or announced and not withdrawn, and (C) Micromet consummates or is subject to a Specified Acquisition Transaction (as defined below) within 365 days after such termination or Micromet or any of its representatives signs a definitive agreement within 365 days after such termination providing for a Specified Acquisition Transaction; or

•	(ii) the merger Agreement is terminated (A) by Amgen pursuant to (x) an Adverse Change Recommendation Termination or (y) a Micromet Breach Termination or

•	(iii) by Micromet pursuant to a Superior Offer Termination.

A “Specified Acquisition Transaction” is defined as any transaction or series of transactions involving:

•	(a) any merger, consolidation, business combination or similar transaction involving Micromet or any of its subsidiaries,

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(b) any direct or indirect sale, license, lease, transfer, exchange or other disposition (including any license, collaboration, disposition or revenue-sharing arrangement), in one transaction or a series of transactions, including by merger, consolidation, business combination, share exchange, joint venture, extraordinary dividend, recapitalization, corporate reorganization or otherwise, of any business or assets (including MT103 or any other BiTE antibody) representing, or that would represent after giving effect to the transaction, 50% or more of the consolidated assets, net income or net revenues of Micromet and its subsidiaries; provided that if the Specified Acquisition Transaction is for a license or collaboration, such transaction will only be deemed a Specified Acquisition Transaction if it is entered into with a person or its affiliates that had publicly made an Acquisition Proposal after the date of the Merger Agreement and prior to the termination of the Merger Agreement,

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(c) any issuance, sale, or other disposition, in one transaction or a series of transactions, including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 50% or more of the voting power of Micromet,

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(d) any transaction, including any tender offer or exchange offer, that if consummated would result in or would reasonably be expected to result in any person or group beneficially owning 50% or more of the voting power of Micromet or in which any person or group shall acquire the right to acquire beneficial ownership of 50% or more of the outstanding voting power of Micromet, or

•	(e) any combination of the foregoing.

Any Termination Fee will be paid as follows: (A) in the case of clause (i) above, upon the earlier of two business days after the entry into an agreement with respect to a Specific Acquisition Transaction or concurrent with the consummation of a Specified Acquisition Transaction, (B) in the case of clause (ii) above, within two business days following termination of the Merger Agreement or (C) in the case of clause (iii) above, concurrently with the termination of the Merger Agreement as a condition to the effectiveness of such termination.

Specific Performance

We, Amgen and Micromet are entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled under the terms of the Merger Agreement, at law or in equity.

Fees and Expenses

Except as provided in this Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Termination Fees” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.

Governing Law

The Merger Agreement is governed by Delaware law.

Other Agreements

Employment Agreements

The following summary description of the Employment Agreement Amendments and the Award Agreement is qualified in its entirety by reference to such employment agreements and award agreement, which Amgen has filed as exhibits (d)(2), (d)(3) and (d)(4) to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning Purchaser and Amgen” above.

On January 24, 2012, Micromet and Amgen entered into an amendment to executive employment agreement with each of Dr. Jan Fagerberg, Senior Vice President – Chief Medical Officer, and Prof. Dr. Patrick A. Baeuerle, Senior Vice President – Chief Scientific Officer. The amendments entered into with each of Dr. Fagerberg and Dr. Baeuerle, amend the employment agreements between Micromet and Dr. Fagerberg and Dr. Baeuerle, respectively, each dated as of May 6, 2011 (collectively, the “Employment Agreement Amendments”). The effect of the Employment Agreement Amendments is to change certain terms of Dr. Fagerberg’s and Dr. Baeuerle’s employment with Micromet from and after the Effective Time. Neither of the Employment Agreement Amendments will become effective until the Effective Time. In addition, each of

Dr. Fagerberg and Dr. Baeuerle have agreed that the changes pursuant to their employment contemplated by the Employment Agreement Amendments will not constitute “good reason” under their employment agreements.

Under the Employment Agreement Amendments, following the Effective Time, (i) Dr. Fagerberg’s position and title will be Vice President, Global Development, and Dr. Baeuerle’s position and title will be Vice President, Research, (ii) Dr. Fagerberg’s and Dr. Baeuerle’s base salaries will be €275,834 and €302,356, respectively, (iii) each of Dr. Fagerberg and Dr. Baeuerle will have an annual bonus target equal to 40% of their respective base salaries, (iv) each will be granted 10,000 restricted stock units under Amgen’s equity incentive plan, which will vest fully on the second anniversary of the Effective Time, contingent upon their remaining employed with Micromet through such date, and (v) beginning in 2013, they will each be eligible to receive annual long-term incentive equity grants that are determined in accordance with Amgen’s annual grant guidelines. In addition, under his Employment Agreement Amendment and a special retention award agreement between Amgen and Dr. Baeuerle, dated as of January 24, 2012 (the “Award Agreement”), Dr. Baeuerle will be eligible for a $1,000,000 cash retention bonus, which will vest fully on the second anniversary of the Effective Time, contingent upon Dr. Baeuerle remaining employed with Micromet through such date or his earlier termination without “cause” (as defined in the Award Agreement) or upon his earlier death or disability.

The Tender and Support Agreements

The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to the form of Tender and Support Agreement, which Amgen has filed as exhibit (d)(5) to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning Purchaser and Amgen” above.

Concurrently with entering into the Merger Agreement, we and Amgen entered into Tender and Support Agreements with the directors and executive officers of Micromet and certain of their affiliated funds (the “Supporting Stockholders”). Based upon information provided by the Supporting Stockholders and Micromet, excluding options and warrants to purchase Shares that are exercisable within 60 days of January 25, 2012, the Supporting Stockholders beneficially owned, in the aggregate, 7,041,552 Shares (or 7.6% of all outstanding Shares) as of January 25, 2012. Including options and warrants to purchase Shares that are exercisable within 60 days of January 25, 2012, the Supporting Stockholders beneficially owned, in the aggregate, 12,986,468 Shares (or 13.2% of all outstanding Shares after giving effect to the exercise of such options and warrants) as of January 25, 2012.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record or beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of its Tender and Support Agreement and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (the “Support Period”) (collectively, the “Subject Shares”) pursuant to the terms of the Offer as promptly as practicable, but no later than ten business days following commencement of the Offer. If such Supporting Stockholder has not received all documents or instruments required to be delivered pursuant to the terms of the Offer by such time, such Supporting Stockholder has agreed to tender (or cause to be tendered) the Subject Shares within two business days following the receipt of such documents or instruments, but in any event prior to the initial Expiration Date.

The Tender and Support Agreements further provide that, during the Support Period, each Supporting Stockholder will, at any meeting of the holders of Shares, vote (or cause to be voted) such Supporting Stockholder’s Subject Shares (A) in favor of (i) the Merger, the execution and delivery by Micromet of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and (ii) each of the other transactions contemplated by the Merger Agreement; (B) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Micromet in the Merger Agreement; and (C) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal; (ii) any amendment to Micromet’s certificate of incorporation or bylaws; (iii) any material change in the capitalization of Micromet or Micromet’s corporate structure; and (iv) any other action which would impede, interfere with, delay, postpone, discourage or adversely affect the Merger, the Tender and Support Agreement or any of the other transactions contemplated by the Merger Agreement.

In furtherance of the Supporting Stockholder covenants under the Tender and Support Agreements, each Supporting Stockholder has delivered to Amgen a proxy whereby it agreed, during the Support Period, to appoint and constitute Amgen and any designee of Amgen, and each of them, the attorneys and proxies of the Supporting Stockholder, with full power of substitution and resubstitution, to the full extent of the Supporting Stockholder’s rights with respect to (i) the outstanding shares of capital stock of Micromet owned of record by the Supporting Stockholder as of the date of the proxy, which shares are specified on the final page of the proxy, and (ii) any and all other shares of capital stock of Micromet which the Supporting Stockholder may acquire on or after the date of the proxy.

Each Supporting Stockholder agreed pursuant to its Tender and Support Agreement that it will not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Shares that is inconsistent with its Tender and Support Agreement or otherwise taken any other action with respect to any of the Subject Shares that would in any way restrict, limit or interfere with the performance of any of the Supporting Stockholder’s obligations under its Tender and Support Agreement or any of the actions contemplated thereby.

The Tender and Support Agreements and all rights and obligations of the parties thereunder, including the proxy, shall terminate, and no party shall have any rights or obligations thereunder and the Tender and Support Agreement shall become null and void on, and have no further effect as of the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement and Amendment No. 1 to such Confidentiality Agreement, which Amgen has filed as exhibits (d)(6) and (d)(7) to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning Purchaser and Amgen” above.

Amgen and Micromet entered into a confidentiality agreement, effective as of August 11, 2011 (as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Amgen agreed that, subject to certain exceptions, any non-public information regarding Micromet and its subsidiaries or affiliates furnished to Amgen or its representatives would, for a period of eighteen months from the date of the Confidentiality Agreement, be kept confidential and used by Amgen and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Amgen and Micromet and would be kept confidential except as provided in the Confidentiality Agreement. The confidentiality agreement also includes a standstill provision that was subject to certain exceptions.

12. Purpose of the Offer; Plans for Micromet.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Micromet while allowing Micromet’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is consummated, we, Amgen and Micromet expect to consummate the Merger as promptly as practicable in accordance with the DGCL. At the Effective Time, Micromet will become a wholly-owned subsidiary of Amgen.

Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in Micromet and will no longer participate in the future growth of Micromet. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Micromet and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

As soon as possible after the consummation of the Offer, we, Amgen and Micromet expect to consummate the Merger pursuant to the Merger Agreement. Pursuant to the Merger Agreement, at any time on or after the Acceptance Time, we may exercise the Top-Up Option to purchase from Micromet, subject to certain limitations, the Top-Up Option Shares in order to merge us into Micromet without any vote of Micromet’s stockholders in accordance with Section 253 of the DGCL. However, the obligation of Micromet to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by Micromet, that immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Amgen and us constitutes at least one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Top-Up Option Shares. We intend to exercise the Top-Up Option if it is exercisable and such exercise is necessary in order for us to be able to effect such a “short-form” merger. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Top-Up Option” and Section 17 — “Certain Legal Matters; Regulatory Approvals — “Short-Form” Merger.”

If, after the Acceptance Time, we and our affiliates do not own, by virtue of the Offer or otherwise, 90% or more of the issued and outstanding Shares, we may elect to require Micromet to effect the Merger under the “long-form” merger provision of Section 251 of the DGCL which requires that the Merger Agreement be adopted by Micromet’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Micromet. Amgen has agreed to vote, or cause to be voted, all Shares held by it and its affiliates in favor of the adoption of the Merger Agreement. No interest will be paid for Shares acquired in the Merger. See Section 11 — “The Merger Agreement; Other Agreements — Actions in Connection with Long-Form Merger” and Section 17 — “Certain Legal Matters; Regulatory Approvals — “Short-Form” Merger.”

Plans for Micromet

The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Micromet and that, following the Merger and until thereafter amended, our certificate of incorporation as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation and at the Effective Time our bylaws will be the bylaws of the Surviving Corporation until thereafter amended.

Our directors immediately prior to the Effective Time will become the only directors of the Surviving Corporation at the Effective Time and our officers at such time will become the only officers of the Surviving Corporation. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.”

We will continue to evaluate the business and operations of Micromet during the pendency of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Micromet’s business, operations, capitalization and management with a view to optimizing development of Micromet’s potential in conjunction with Amgen’s existing businesses. We expect that all aspects of Micromet’s business will be fully integrated into Amgen. However, plans may change based on further analysis including changes in Micromet’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, officers, indebtedness or dividend policy, although, except as disclosed in this Offer to Purchase, we and Amgen have no current plans with respect to any of such matters.

Except as described above or elsewhere in this Offer to Purchase, neither we nor Amgen has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Micromet or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Micromet or any of its subsidiaries, (iii) any change in the Micromet Board or management of Micromet, (iv) any material change in Micromet’s capitalization or dividend rate or policy or indebtedness, (v) any other material change in Micromet’s corporate structure or business, (vi) any class of equity securities of Micromet being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vii) any class of equity securities of Micromet becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Amgen and its affiliates. Neither Amgen nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ. According to the published NASDAQ guidelines, the NASDAQ would consider delisting the Shares if, among other things, the total number of holders of Shares falls below 400 or the number of publicly held Shares falls below 750,000. Shares held by officers or directors of Micromet or their immediate families, or by any beneficial owner of 10% or more of such Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to Micromet, as of January 25, 2012, 92,375,454 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASDAQ for continued listing and such listing is discontinued, the market for Shares could be adversely affected.

If the NASDAQ were to delist the Shares, it is possible that Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below), and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in Shares will cease upon the Effective Time if trading has not ceased earlier as discussed above.

After the consummation of the Offer, Amgen may cause Micromet to take all action to be treated as a “controlled company,” as defined by Rule 5615(c) of the NASDAQ Rules (or any successor provision), which means that Micromet would be exempt from the requirement that the Micromet Board be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the nominating and corporate governance committee and the compensation committee of the Micromet Board. The controlled company exemption does not modify the independence requirements for Micromet’s audit committee or the requirements of the Merger Agreement relating to independent directors and the independent director committee. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Micromet Board of Directors.” Following the purchase of Shares in the Offer and the satisfaction or waiver of the remaining conditions, we expect to consummate the Merger, following which no Shares will be publicly owned.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Micromet currently files periodic reports on account of the Shares. Following the purchase of Shares in the Offer and the satisfaction of the remaining conditions, we expect to complete the Merger, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of Micromet’s reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Micromet may terminate its Exchange Act registration and suspend its reporting obligations on account of the Shares if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares and (iii) Micromet is not otherwise required to furnish or file reports under the Exchange Act. Such termination and suspension, once effective, would reduce the information that Micromet must furnish to its stockholders and to the SEC. The deregistration of the Shares, once effective, would make certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Micromet. Furthermore, the ability of Micromet’s affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NASDAQ reporting or for continued inclusion on the list of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for margin securities.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Micromet,” the Merger Agreement provides that, from the date of the Merger Agreement to the Acceptance Time, without the prior written approval of Amgen, Micromet will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15. Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be required to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), will not be obligated to pay for, or may delay acceptance or payment for, any Shares tendered pursuant to the Offer if:

•	prior to the Expiration Date, the Minimum Condition shall not have been satisfied;

•	the HSR Condition shall not have been satisfied;

•

if required under applicable law, the written approval of the Offer by the German Federal Cartel Office under the GWB shall not have been given or the review period applicable to the Offer under the GWB shall not have expired or been terminated;

•

(a) any of the representations and warranties of Micromet regarding its organization, good standing and qualification, its capital structure, its corporate authority, takeover statutes, votes required, its rights plan and the fairness opinion given by its financial advisor were not true and correct in all material respects as of the date of the Merger Agreement or are not true and correct in all material respects as of the Expiration Date (disregarding all Material Adverse Effect and other materiality qualifications in such representations) as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a different date, in which case such representation and warranty shall speak as of such different date) or (b) any of the other representations and warranties of Micromet set forth in the Merger Agreement were not accurate in all respects as of the date of the Merger Agreement or are not accurate in all respects at and as of the Expiration Date (disregarding all Material Adverse Effect and other materiality qualifiers in such representations) as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of a different date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have a Material Adverse Effect on Micromet and its subsidiaries, taken as a whole;

•

Micromet shall not have performed or complied in all material respects with all covenants and obligations it is required to comply with or to perform under the Merger Agreement prior to the Expiration Date;

•

since the date of the Merger Agreement, there shall have occurred a Material Adverse Effect or a change, event, circumstance or development shall have occurred that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect;

•	the Micromet Board withdraws or modifies the Micromet Board Recommendation in a manner adverse to Amgen and us or accepts or recommends any Acquisition Proposal;

•

any court of competent jurisdiction issues any temporary restraining order, preliminary or permanent injunction or other order (or such order remains in effect) preventing the consummation of the Offer or the Merger or an action is taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger;

•

a legal proceeding by a governmental body having authority over Amgen, us, Micromet or any of its subsidiaries is pending which (i) challenges or seeks to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeks to restrain or prohibit Amgen’s or its affiliates’ ownership or operation of the business of Micromet or its subsidiaries, or of Amgen or its affiliates, or to compel Amgen or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of Micromet or its subsidiaries or of Amgen or its affiliates or (iii) seeks to impose or confirm material limitations on the ability of Amgen or any of its affiliates to effectively exercise full rights of ownership of the Shares; or

•	the Merger Agreement is validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Amgen and us and may be waived by Amgen and us, in whole or in part at any time and from time to time, in the sole discretion of Amgen and us; provided that the Minimum Condition may be waived by Amgen and us only with the prior written consent of Micromet, which may be granted or withheld in Micromet’s sole discretion. The failure by Amgen or us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16. Adjustments to Prevent Dilution.

In the event that, notwithstanding Micromet’s covenant to the contrary (See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Micromet”), between the date of the Merger Agreement and the Effective Time, Micromet changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Offer Price and the consideration payable in the Merger shall be equitably adjusted.

17. Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 17, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 17, based on our and Amgen’s review of publicly available filings by Micromet with the SEC and other information regarding Micromet, we are not aware of any governmental license or regulatory permit that appears to be material to Micromet’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Micromet’s business, or certain parts of Micromet’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Litigation

On January 27, 2012, a putative class action lawsuit challenging the Merger, captioned Rush v. Micromet, Inc., Case No. V358302, was filed in the Circuit Court for Montgomery County, Maryland (the “Rush Case”). On January 30, 2012, a putative class action lawsuit challenging the Merger, captioned Passes v. Micromet, Inc., Case No. 7198-VCP, was filed in the Court of Chancery for the State of Delaware (the “Passes Case”). On January 30, 2012, a putative class action lawsuit challenging the Merger, captioned Bohaychuck v. Micromet, Inc., Case No. 7197-VCP, was filed in the Court of Chancery for the State of Delaware (the “Bohaychuck Case”). On January 31, 2012, a putative class action lawsuit challenging the Merger, captioned Volpe v. Micromet, Inc., Case No. 7201-VCP, was filed in the Court of Chancery for the State of Delaware (the “Volpe Case”). On February 1, 2012, a putative class action lawsuit challenging the Merger, captioned Draper-Donaldson v. Micromet, Inc., was filed in the Court of Chancery for the State of Delaware (the “Draper-Donaldson Case”). On February 1, 2012, a putative class action lawsuit challenging the Merger, captioned Wolf v. Micromet, Inc., was filed in the Court of Chancery for the State of Delaware (the “Wolf Case” and collectively with the Passes Case, Bohaychuck Case, Volpe Case, Draper-Donaldson Case and the Rush Case, the “Stockholder Litigations”).

The Stockholder Litigations were each filed against us, Amgen, Micromet and the individual members of the Micromet Board. The Stockholder Litigations each generally allege, among other things, that the members of the Micromet Board breached their fiduciary duties owed to the Micromet stockholders by approving the proposed Merger for inadequate consideration, entering into the Merger Agreement containing preclusive deal-protection devices, and failing to take steps to maximize the value to be paid to the Micromet stockholders. Each of the Stockholder Litigations also alleges claims for aiding and abetting such alleged breaches of fiduciary duties. The Passes Case alleges the aiding and abetting claim against Micromet only, whereas the Bohaychuck Case alleges this claim against Micromet and Amgen, the Draper-Donaldson Case and Wolf Case allege this claim against Amgen and us and the Rush Case and Volpe Case allege this claim against us, Amgen and Micromet. The plaintiffs in each of the Stockholder Litigations generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed Merger, damages and attorneys’ fees and costs, and other forms of relief.

State Takeover Statutes

A number of states (including Delaware, where Micromet is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and Amgen because the Micromet Board has unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Antitrust Compliance

United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to the HSR Act. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of

Shares by us pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Amgen or Micromet. Private parties (as well as individual States of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of Micromet and Amgen will file by February 6, 2012 a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days (or the next business day) after the filing by Amgen is made.

German Antitrust Compliance. If required by law, the written approval by the German Federal Cartel Office or the expiration of any applicable waiting period would be a condition to our obligation to accept for payment and pay for the Shares tendered pursuant to the Offer. We do not believe that the Offer will require a filing with the German Federal Cartel Office nor do we believe that the consummation of the Offer will meet the criteria for a prohibition under the German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen). However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Micromet (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning Micromet and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before the completion of a transaction.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares into the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder (which shall be, unless the court in its discretion determines otherwise for good cause shown, compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Date and the date of payment of the judgment).

Any such judicial determination of the fair value of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount. For the avoidance of doubt, the parties to the Merger Agreement have agreed and acknowledged that, in any appraisal proceeding described in this Offer to Purchase and to the fullest extent permitted by applicable law, the fair value of Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option, any Shares issued through the exercise of the Top-Up Option or any cash or promissory note delivered by us to Micromet in payment for such Shares issued through the exercise of the Top-Up Option.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights in accordance with Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the proxy statement or information statement disseminated in connection with the Merger, unless effected as a “short-form” merger, in which case they will be set forth in a notice of merger to be sent to stockholders. The foregoing discussion is not a complete statement of law pertaining to appraisal rights in accordance with Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Short-Form” Merger

Section 253 of the DGCL provides that, if a parent company owns at least 90% of the issued and outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval or consent of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, we would have to own at least 90% of the issued and outstanding Shares. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the consummation of the Merger would take place as soon as practicable after the Acceptance Time, without any notice to or approval or consent of the other holders of Shares. If we own, by virtue of the Offer or otherwise, 90% or more of the issued and outstanding Shares, we, Amgen and Micromet will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable in accordance with these “short-form” merger procedures set forth in Section 253 of the DGCL.

18. Fees and Expenses.

We have retained the Depositary, the Information Agent and the Dealer-Manager in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, and the Depositary, Information Agent and the Dealer-Manager will each receive, subject to certain limits, reimbursement for reasonable out-of-pocket expenses.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as it may deem necessary to make the Offer comply with the laws of such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Amgen have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Micromet pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Micromet Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Micromet may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

ARMSTRONG ACQUISITION CORP.

February 2, 2012

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF AMGEN INC.

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Amgen. The business address of each director and executive officer of Amgen is One Amgen Center Drive, Thousand Oaks, California 91320-1799. Each director and executive officer of Amgen is a citizen of the United States of America, except for François de Carbonnel, who is a citizen of Switzerland, and Jonathan M. Peacock, who is a citizen of the United Kingdom.

During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Present Principal Occupation or Employment and Employment History	Director Since
David Baltimore	President Emeritus and Robert Andrews Millikan Professor of Biology, California Institute of Technology (Academia) 2006 – Present Director, Amgen Inc. (Biotechnology) 1999 – Present Founder and Chairman of the Board of Directors, Calimmune, Inc. (Healthcare) 2008 – Present Director, Regulus Therapeutics Inc. (Biopharmaceuticals) 2008 – Present Director, Immune Design Corp. (Biotechnology) 2008 – Present Director, BB Biotech AG (Investment Company) 2004 – March 2011 Director, MedImmune, Inc. (Biotechnology) 2003 – 2007	1999

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC (Financial Services) 1999 – Present	2002

Name	Present Principal Occupation or Employment and Employment History	Director Since
	Director, Amgen Inc. (Biotechnology) 2002 – Present Director, RealD Inc. (Technology) 2010 – Present

	Director, Cablevision Systems Corp. (Telecommunications, Media and Entertainment) 2005 – Present Director, Seagate Technology (Technology) 2005 – Present

	Director, Hasbro, Inc. (Toys and Games) 1999 – Present Director, Yahoo! Inc. (Internet Services) 2008 – 2010

	Director, Harrahs Entertainment, Inc. (Gaming) 2002 – 2008 Director, The Bank of New York Mellon Corporation (Financial Services) 1995 – 2008

Robert A. Bradway	President and Chief Operating Officer, Amgen Inc. (Biotechnology) May 2010 – Present Executive Vice President and Chief Financial Officer, Amgen Inc. (Biotechnology) April 2007 – May 2010 Vice President, Operations Strategy, Amgen Inc. (Biotechnology) 2006 – April 2007 Director, Amgen Inc. (Biotechnology) 2011 – Present	2011

Name	Present Principal Occupation or Employment and Employment History	Director Since
	Director, Norfolk Southern Corporation (Transportation) 2011 – Present

François de Carbonnel	Director, Amgen Inc. (Biotechnology) 2008 – Present Director, Mazars Group (Financial Services) 2011 – Present Director, Quilvest S.A. (Financial Services) 2006 – Present Director, Pages Jaunes S.A. (Publishing) 2004 – Present	2008

	Director, Ecofin Funds (Financial Services) 2004 – Present

	Director, Thomson S.A. (Media) 2007 – 2010

Vance D. Coffman	Director, Amgen Inc. (Biotechnology) 2007 – Present Director, Deere & Company (Farm and Construction Machinery) 2004 – Present Director, 3M Company (Consumer Products) 2002 – Present Director, Bristol-Myers Squibb Company (Pharmaceuticals) 1998 – 2007	2007

Name	Present Principal Occupation or Employment and Employment History	Director Since

Rebecca M. Henderson	John and Natty McArthur University Professor, Harvard University (Academia) September 2011 – Present Research Associate, National Bureau of Academic Research (Research) 1995 – Present Senator John Heinz Professor of Environmental Management, Harvard Business School (Academia) July 2009 – September 2011 Eastman Kodak LFM Professor of Management, Massachusetts Institute of Technology (Academia) 1999 – July 2009	2009

	Director, Amgen Inc. (Biotechnology) 2009 – Present Director, IDEXX Laboratories, Inc. (Technology) 2003 – Present Director, Ember Corporation (Technology) 2001 – 2009

Frank C. Herringer	Director, Amgen Inc. (Biotechnology) 2004 – Present Director, Safeway Inc. (Retail) 2008 – Present Director, Cardax Pharmaceuticals, Inc. (Biotechnology) 2007 – Present Director, Aegon US Holding Corporation (Insurance) 1999 – Present	2004

Name	Present Principal Occupation or Employment and Employment History	Director Since

	Director, The Charles Schwab Corporation (Financial Services) 1996 – Present Chairman of the Board, Transamerica Corporation (Financial Services) 1995 – Present

Gilbert S. Omenn	Professor of Internal Medicine, Human Genetics and Public Health and Director of the Center for Computational Medicine and Bioinformatics, University of Michigan (Academia) 1997 – Present	1987

	Affiliate Faculty Member, Institute for Systems Biology (Research) 2009 – Present

Director,

Amgen Inc.

(Biotechnology)

1987 – Present

Member, Scientific Advisory Board,

Galectin Therapeutics Inc.

(Pharmaceuticals)

2009 – Present

Director and Member, Scientific Advisory Board,

Armune BioSciences, Inc.

(Diagnostics)

2008 – Present

Member, Scientific Advisory Board,

Compendia Biosciences Inc.

(Biotechnology)

2007 – Present

Member, Scientific Advisory Board,

Innocentive Innovation Inc.

(Information Technology)

2006 – Present

	Member, Scientific Advisory Board, Motorola, Inc. (Electronics) 1998 – 2010 Director, Rohm & Hass Co. (Chemicals) 1987 – 2009

Name	Present Principal Occupation or Employment and Employment History	Director Since
	Director, OccuLogix, Inc. (Medical Services) 2005 – 2008

Judith C. Pelham	President Emeritus, Trinity Health (Healthcare) 2004 – Present Director, Amgen Inc. (Biotechnology) 1995 – Present	1995

	Director, Zoll Medical Corporation (Medical Products) 2011 – Present Director, Eclipsys Corporation (Information Technology) 2009 – 2010

J. Paul Reason, USN (Retired)	Director, Amgen Inc.	2001
	(Biotechnology) 2001 – Present Director, Norfolk Southern Corporation (Transportation) 2002 – Present Director, Todd Shipyards Corporation (Shipbuilding) 2007 – 2011

Leonard D. Schaeffer	Senior Advisor, TPG Capital (Investment Management) 2006 – Present Partner, North Bristol Partners LLC (Consulting) 2006 – Present Director, Amgen Inc. (Biotechnology) 2004 – Present	2004

Name	Present Principal Occupation or Employment and Employment History	Director Since

Director,

Quintiles Transnational Corp.

(Clinical Research and Consulting)

2008 – Present

Chairman of the Board,

Surgical Care Affiliates, LLC

(Healthcare)

2007 – 2011

Director,

Allergan, Inc.

(Pharmaceuticals)

1993 – 2011

Kevin W. Sharer	Chief Executive Officer, Amgen Inc. (Biotechnology) 2000 – Present Chairman of the Board of Directors, Amgen Inc. (Biotechnology) 2001 – Present President, Amgen Inc. (Biotechnology) 2000 – 2010 Director, Chevron Corporation (Integrated Oil) 2007 – Present Director, Northrop Grumman Corporation (Defense) 2003 – Present Director, 3M Company (Consumer Products) 2001 – 2007	1992

Ronald D. Sugar	Senior Advisor, Northrop Grumman Corporation (Defense) 2010 – Present Senior Advisor, Ares Management LLC (Financial Services) 2010 – Present	2010

Name	Present Principal Occupation or Employment and Employment History	Director Since

Chairman of the Board of Directors and Chief Executive Officer, Northrop Grumman Corporation (Defense) 2003 – 2009

Director, Amgen Inc. (Biotechnology) 2010 – Present Director, Apple Inc. (Electronics) 2010 – Present

Director, Air Lease Corporation (Aircraft Leasing) 2010 – Present Director, Chevron Corporation (Integrated Oil) 2005 – Present

David W. Beier

Senior Vice President, Global Government and Corporate Affairs,

Amgen Inc.

(Biotechnology)

2008 – Present

Senior Vice President, Global Government Affairs,

Amgen Inc.

(Biotechnology)

2003 – 2008

Director,

ARYx Therapeutics, Inc.

(Pharmaceuticals)

2008 – 2011

Not applicable (executive)

Fabrizio Bonanni	Executive Vice President, Operations, Amgen Inc. (Biotechnology) August 2007 – Present Senior Vice President, Manufacturing, Amgen Inc. (Biotechnology) 2004 – August 2007	Not applicable (executive)

Name	Present Principal Occupation or Employment and Employment History	Director Since

Anthony C. Hooper	Executive Vice President, Global Commercial Operations, Amgen Inc. (Biotechnology) October 2011 – Present	Not applicable (executive)

Senior Vice President, Commercial Operations and President, U.S., Japan and Intercontinental,

Bristol-Myers Squibb Company

(Pharmaceuticals)

March 2010 – October 2011

President, Americas,

Bristol-Myers Squibb Company

(Pharmaceuticals)

January 2009 – March 2010

President, U.S. Pharmaceuticals, Worldwide

Pharmaceuticals Group,

Bristol-Myers Squibb Company

(Pharmaceuticals)

2004 – January 2009

Brian M. McNamee	Senior Vice President, Human Resources, Amgen Inc. (Biotechnology) 2001– Present	Not applicable (executive)

Jonathan M. Peacock

Executive Vice President and Chief Financial Officer,

Amgen Inc.

(Biotechnology)

September 2010 – Present

Chief Financial and Administration Officer,

Novartis Pharmaceuticals AG

(Healthcare)

2005 – September 2010

Not applicable (executive)

Roger M. Perlmutter	Executive Vice President, Research and Development, Amgen Inc. (Biotechnology) 2001 – Present Director, StemCells, Inc. (Biotechnology) 2000 – Present	Not applicable (executive)

Anna S. Richo	Senior Vice President and Chief Compliance Officer, Amgen Inc. (Biotechnology) June 2008 – Present	Not applicable (executive)

Name	Present Principal Occupation or Employment and Employment History	Director Since

Vice President, Law, Amgen Inc. (Biotechnology) 2003 – June 2008

David J. Scott	Senior Vice President, General Counsel and Secretary, Amgen Inc. (Biotechnology) 2004 – Present	Not applicable (executive)

ANNEX B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF PURCHASER

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of our directors and executive officers. The business address of each such director and executive officer is One Amgen Center Drive, Thousand Oaks, California 91320-1799. David J. Scott is a citizen of the United States of America and Jonathan M. Peacock is a citizen of the United Kingdom.

During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or us from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Position	Present Principal Occupation or Employment and Employment History	Director Since
Jonathan M. Peacock President, Chief Executive Officer and Director

Executive Vice President and Chief Financial Officer,

Amgen Inc.

(Biotechnology)

September 2010 – Present

Chief Financial and Administration Officer,

Novartis Pharmaceuticals AG

(Healthcare)

2005 – September 2010

January 2012

David J. Scott Senior Vice President, General Counsel and Secretary and Director	Senior Vice President, General Counsel and Secretary, Amgen Inc. (Biotechnology) 2004 – Present	January 2012

B-1

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF MICROMET OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and/or the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (888) 877-5360

The Dealer-Manager for the Offer is:

Moelis & Company LLC

399 Park Avenue, 5th Floor

New York, New York 10022

Call: (212) 883-3800